82-4622

03037094

Takefuji Corporation

Investor Relations
15-1 Nishi-shinjuku 8-Chome,
Shinjuku-ku, Tokyo 163-8654
Japan

Tel 81-3-33658011
Fax 81-3-33658070
E-mail ir_@takefuji.co.jp

With Compliments

(Translation)

Brief Statement of Financial Results at the Interim for the Fiscal Year Ending March 31, 2004 (Consolidated)

October 28, 2003

Company Name: **TAKEFUJI CORPORATION**

Stock Listings: Tokyo Stock Exchange, First Section / London Stock Exchange

Code Number: 8564

URL: **http://www.takefuji.co.jp**

Head Office: 15-1 Nishi-Shinjuku 8-chome, Shinjuku-ku, Tokyo 163-8654, Japan

Representative personnel: **Akira Kiyokawa, President**

Administrative personnel to contact: **Osamu Sasaki, Managing Director of Public Relation Department**

Tel: +81-3-3365-8030

Meeting of Board of Directors for Approval of the Interim Results: October 28, 2003

Application of the U.S.A. GAAP: No.

1. Business Results at the Interim for the Fiscal Year Ending March 31, 2004 (From April 1, 2003 to September 30, 2003)

(1) Consolidated Operating Results Note: Figures are rounded to the nearest appropriate unit.

	Operating Revenues		Operating Income		Ordinary Income	
	millions of yen	%	millions of yen	%	millions of yen	%
Interim Period ended Sept.2003	199,570	(-9.0)	53,953	(-39.1)	68,160	(-33.5)
Interim Period ended Sept.2002	219,244	(3.6)	88,559	(-21.9)	102,524	(-17.0)
Fiscal Year ended Mar. 2003	421,974	(-0.8)	161,074	(-24.5)	183,255	(-20.9)

	Net Income		Net Income per share	Net income per share-diluted
	millions of yen	%	yen	yen
Interim Period ended Sept. 2003	35,379	(-33.5)	247.47	243.59
Interim Period ended Sept. 2002	53,203	(-19.6)	361.23	-
Fiscal Year ended Mar. 2003	95,146	(47.5)	650.93	-

Notes: a. Equity in net income or loss of the companies under equity method:

Interim Period ended Sept. 2003 - millions of yen

Interim Period ended Sept. 2002 - millions of yen

Fiscal Year ended Mar. 2003 - millions of yen

b. Average number of shares outstanding during the period:

Interim Period ended Sept. 2003 142,961,267 shares

Interim Period ended Sept. 2002 147,282,157 shares

Fiscal Year ended Mar. 2003 146,069,919 shares

c. Accounting change during the current interim period: None

d. The percentage figures for operating revenues, operating income, ordinary income and net income represent year-on-year change or interim-on-interim period change.

(2) Consolidated Financial Position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	millions of yen	millions of yen	%	yen
Interim Period ended Sept. 2003	1,878,439	860,689	45.8	6,059.05
Interim Period ended Sept. 2002	1,999,278	825,232	41.3	5,606.04
Fiscal Year ended Mar. 2003	1,939,530	831,616	42.9	5,795. 54

Note: Number of shares outstanding as of the end of the period:

Interim Period ended Sept. 2003 142,050,118 shares

Interim Period ended Sept. 2002 147,204,155 shares

Fiscal Year ended Mar. 2003 143,481,133 shares

dlw 11/4

(3) Consolidated Cash Flows

	Operating cash flows	Investing cash flows	Financing cash flows	Cash and cash equivalents as of the end of the interim period (fiscal year)
	millions of yen	millions of yen	millions of yen	millions of yen
Interim Period ended Sept. 2003	40,775	10,999	-68,018	106,311
Interim Period ended Sept. 2002	136,746	8,266	-122,442	97,750
Fiscal Year ended Mar. 2003	261,732	8,534	-224,959	121,586

(4) Scope of Consolidation and Application of Equity Method during the Current Interim Period

Consolidated subsidiaries: 10 companies
Non-consolidated subsidiaries accounted for by the equity method: -
Affiliates accounted for by the equity method: -

(5) Changes in Scope of Consolidation and Application of Equity Method during the Current Interim Period

Consolidated Subsidiaries (New): - Affiliates (New): -
Consolidated Subsidiaries (Excluded): - Affiliates (Excluded): -

2. Forecasts of Consolidated Operating Results for the Fiscal Year ending March 31, 2004 (From April 1, 2003 to March 31, 2004)

	Operating Revenues	Ordinary Income	Net Income
Fiscal Year ending March 31, 2004 (full year)	millions of yen 388,300	millions of yen 131,800	Millions of yen 69,400

Reference data: Forecast net income per share (full year) :486.42 yen

Forecasts of Takefuji Corporation (the "Company")

The forecasts and figures in forward-looking statements contained in this Brief Statement of Financial Results for the fiscal year ending March 31, 2004 in regard to the Company's plans and strategies are based on the best information currently available and management's assumptions and beliefs with regard to various factors with uncertainty which may have an impact on the Company's future operating results. Actual results may differ from those in the forward-looking statements as a result of various factors.

Supplementary Information

1. Takefuji Group

The Takefuji Group consists of Takefuji Corporation and 10 subsidiaries, which are subject to consolidation as of Sept.tember 30, 2003. Consumer Finance is the core business of the Group while subsidiaries undertake other miscellaneous business operations. The following description explains the positioning and role of each Group company.

Consumer finance:

Direct cash loan business:

Takefuji Corporation, one of the largest scale consumer finance company in Japan in terms of both the number of accounts and the outstanding loan balance, has concentrated since its establishment on making popular, convenient and on-the-spot small-scale consumer loans that require borrowers to provide neither collateral nor guaranties and has developed a nation-wide branch network through local communities in order to meet various customer needs.

Credit card business:

The Company runs credit card business that is deeply rooted into regional communities by offering opportunities of credit card use as "Useful card for life" to such customers who had few chances to hold credit card before and advacing the development of franchise shops.

Other Businesses:

Funding:

Takefuji Capital Co., Ltd. and Takefuji Bull Mart Co., Ltd. are the special purpose companies established for the purpose of providing credit facilities to Takefuji Corporation funded by loans or notes from foreign financial institutions.

Golf course management:

Take One Co., Ltd. deals with management of sports facilities of golf course and providing loan facilities to Takefuji Corporation.

Real estate rental business:

As a part of group strategy for efficient use of real estate in possession, Takefuji Corporation and TDS Co., Ltd. are doing real estate business such as development, administration and rent.

Reinsurance:

TSR Co., Ltd. founded in Dublin, Ireland is a reinsurance company which deals with reinsurance for a fixed-period loan-repayment insurance policy if a customer becomes umemployed.

Venture capital business:

G.H Investment Co., Ltd. is a venture capital subsidiary founded in Hong Kong and the main business is to invest in venture businesses throughout Asia. TWJ Euro Co., Ltd. and TWJ VC Co., Ltd. were established in U.K. and U.S.A , respectively, in order to invest in venture businesses mainly in Europe and mainly in the U.S.A, respectively. TWJ Co., Ltd. was established as a venture capital subsidiary for investments in Japan and overseas.

Others

Kyoritsu Estate Co., Ltd.

In addition to the above, three related companies deal with management and leasing of real estate.

The Chart of Takefuji Group


Customers
Loans
Consumer Finance
Takefuji Corporation
Finance
Funding
Takefuji Capital Co., Ltd.
Takefuji Bull Mart Co., Ltd.
Venture capital
G.H Investment Co., Ltd.
TWJ Co., Ltd.
TWJ EURO Co., Ltd.
TWJ VC Co., Ltd.
Personal loan insurance
Reinsurance
TSR Co., Ltd.
Finance
Golf course management
Take One Co., Ltd.
Finance
Real estate rental
TDS Co., Ltd
Kyoritsu Estate Co., Ltd.

2. Business Strategy

(1) Principal Operating Policies

The principal themes of the Company's corporate philosophy, since its establishment, have been "Customer First" and "Efficient Operations". As the Company believes its corporate mission is to embody these two fundamental concepts in implementation of consumer loan services as well as education of employees and branch management, it has been making all efforts to realize them to the full.

The basic idea of "Customer First", the Company considers, is to provide high quality services in response to various customer needs with sincerity and genuine heart. Takefuji's emphasis on this basic idea has helped the Company to concentrate on making popular, convenient small-scale consumer loans that require borrowers to provide neither collateral nor guaranties by building up a unique business model that enables the Company to realize "Customer Satisfaction" and "Employees' Satisfaction" at the same time. It is not too much to say that the Company of today has been founded on its gratitude and hearty services with all smiles to customers.

The Company has always dealt with unique and highly sophisticated training in accordance with each class of employee in which executive managers of the Company themselves participate actively as lecturers and make clear its corporate philosophy, business strategy and compliance as well as customer manner in order to match customer needs sufficiently with ever-refreshing bright attitudes and to keep abreast with ever-developing high quality services, backed by compliance with laws and rules.

Based on this corporate philosophy, the Company is aiming to instill management awareness as well as a spirit of compliance with laws and internal rules from executives to staff so as to maintain the good-will relationship with our customers through every opportunity and the company's training system.

The Company will maintain highly efficient operations by furtherer efforts to adopt effective business practices such as offering meticulous services and providing quick and precise responses to various customer needs.

(2) Basic Dividend Policy

Takefuji, as the leading company in the consumer finance industry, considers it one of the most important management issues to return profits to shareholders, aiming to further strengthen managerial fundamentals, based on operating results and is planning to continue to acquire treasury stock as a swift implementation of capital policies to achieve capital efficiency.

Regarding retained earnings, on the other hand, the Company intends to effectively utilize these internal funds for strategic investments to improve customer services and match them to consumer loans. The Company believes this will bring about further increases of profits in the future and also contribute to further return of profits to shareholders.

(3) Medium and Long Term Corporate Strategy

The environment of the consumer finance industry surrounding the Company is greatly changing such as problems of multiple-debt and personal bankruptcy that seem to remain still increasing, harsh competition among companies in the consumer finance industry brought by full-scale entries from other industries, revision of "Moneylending Control Law" accompanied with the enactment in July 2003 of "Illegal Moneylenders Control Law" and so on, each company is required to cope with these matters swiftly and take more prudent and steady management.

The Company has shifted greatly the core of management strategy from" expansion in quantity" to "improvement in quality" under these circumstances from previous fiscal year in order to practice more efficient management and this policy enables the Company to make credit assessment stricter, content of loans better and increase its profitability.

Taking these still chaotic circumstances into consideration, the company regards the implementation and pursuit of the Company's philosophy as the core of management strategy, rendering convenient

small-scale consumer loans that require borrowers to provide neither collateral nor guaranties promptly and flexibly by always paying much attention to those changes together with utilizing Takefuji's original know-how, which has been cultivated throughout its long business experience.

Actions the Company is taking include the upgrade of management information system for credit assessment including keeping credit limits of 1 million yen, etc., enrichment of branch service networks focusing on increasing unmanned branches equipped with Yen-musubi loan contracting machines and extensive networks of ATMs operated by regional banks, on developing more extensive repayment networks through allied convenience stores, advancement of regionally connected card business and development of franchise shops and enhancing the convenience utilizing cellular phones and so on.

The Company, as the leading company in the consumer finance industry, aims to fulfill shareholders' equity of 1 trillion yen that has been Company's objective, realize the company slogan "Let's create a more attractive company than any other company" and meet the support and expectation from shareholders, customers, creditors and other businesses sufficiently, and the Company has determined to commit itself to further boost Company's performance.

(4) Issues to Address

We can see the sign of improvement in economy under the circumstances such as the recovery of the U.S. economy and rise in the stock prices, and Japanese economy continues to gradually show recovery in terms of companies' profit and the increase in plant and equipment investment, however, due to the impact caused by high unemployment rate and corporate restructuring, employment stays still in severe state.

In this situation, as the counter measure against the increasing trend of multiple-debtor and personal bankruptcy, the Company will undertake the sales operation placing more emphasis on "stricter credit assessment", "improvement of content of loans by reinforcement of collection of long-term delinquent debts", and "re-establishment of consulting service to customers", strike the balance between sales and management, and promote heartfelt counseling from a standpoint of customers based on a "Customer First" principle on a company-wide basis. As to the revision of "Moneylending Control Law", the Company will promote to retain its credit by strict compliance with laws and internal rules in order to make sales activity more appropriate.

In challenging the above-mentioned issues, the Company pursues its approach to promote the core business further and is planning to aggressively promote the credit card business, watching carefully for the ever-diversifying customer needs and the changing social environment and economy.

(5) Principles and situation of Corporate governance

The Company believes the principles of Corporate governance consist of the thorough transparency of operations and emphasis on compliance with laws and internal rules for many kind of stakeholders such as shareholders, creditors, other companies, customers and employees based on the corporate philosophy "Customer first" and "Efficient operations." It plans to reinforce and complete the organization which can respond on a timely basis and appropriately to the rapidly changing environment.

As specific actions, the Company has changed the tenure of the member of board of directors to be one year so that the board of directors can respond more promptly to the change in circumstances and the member of board of directors have enhanced consciousness of responsibility of management. Corporate auditors' meeting, of which all members are external auditors, has enhanced its audit and supervisory function through the close liaison with outside auditors and inspection department which has tripled its members so that it can more strictly execute supervision and audit of operation by directors.

The compliance committee, which has been established in July 2002 and consists of the member including outside lawyer, tackles to further reinforce the compliance system and accelerate company operational procedures. A special labor committee, which is established under the compliance committee as an advisory body, works aggressively to understand the actual working conditions and to realize better

working conditions and administration, such as revision to the employee regulations effective from April 2003.

Regarding disclosure, the Company continues to enhance its disclosure activities to investors by timely providing fair, appropriate and clear company's information through the Internet and by practicing I R activities that are timely and highly transparent and so on.

3. Results of Operations and Financial Status

(1) Results of Operations

A Overview of the current interim period

In looking back on the Japanese economy during the current interim period, although we can see the sign of improvement in economy under the circumstances such as rise in the stock prices and increase in plant and equipment investment reflecting the expectation for the recovery of the U.S. economy, recovery in companies' profit accompanied with the reduction of personnel expenses in consistence with corporate restructuring and increase of sales, personal consumption has remained the same level as ever due to the still severe employment and high unemployment rate. However we can expect the recovery of economy as long as the stock prices stay rising trend and the U.S. economy holds on to the recovery trend, while there are some negative factors such as rise in the long-term interest rate or concern for the appreciated yen at around the end of the fiscal year.

In this climate of the economy, the Company has shifted its core of business from "expansion in quantity" to "improvement in quality" in the previous fiscal year, rendering much stricter credit assessment, and has taken sufficient care of the problems of multiple-debt and personal bankruptcy by keeping credit limits of 1 million yen, etc.

The specific actions we have taken from a standpoint of improving customer services are as follows:

Reinforcement of attraction of customers by removing unmanned shops and efficient integration and abolition of unmanned shops; completion of network which enable borrowers to both repay and withdraw loans at convenience stores in tie-ups with banks; operation of "internet Yen shop" through the Internet.

Besides the above-mentioned services, the Company has practiced the settlement of credit card shopping by using cellular phones for the first time in Japan and as one of the company's unique services, the Company is rendering an aid program by insurance at the time of customers' unemployment.

As a result, consolidated direct cash loan balances to customers at the end of the current interim period was 1, 653,801 million yen (decreased by 1.3% compared with the previous fiscal year) and the number of accounts was 2,761 thousand (decreased by 1.9%).

Based on the above, operational revenues for the current interim period were 199,570 million yen (decreased by 9.0% compared with the previous interim period), ordinary income was 68,160 million yen (decreased by 33.5%) and net income was 35,379 million yen (decreased by 33.5%).

As of September 30, 2003, the Company operates through a network of 528 manned branch offices (529 at the end of the previous fiscal year), 1,362 unmanned offices (1,362), 1 internet shop (1), 2,036 owned ATMs (2,081) and 32,583 inter-linked CDs and ATMs (31,581).

B The prospect of the current fiscal year ending March 31, 2004

The company has shifted its policy from "Expansion in quantity" to "Improvement in quality", keeping stricter credit assessment to focus on small-scale loans to customers that require neither collateral nor guaranties based on the fundamental management policies "Customer first" and "Efficient operations" which have been observed since the inception of the Company. The company will continue to maintain this policy.

When the economic environment improves contrary to the current situation, we are ready to take aggressive measures both in "Expansion in quantity" and "Improvement in quality" to the full. In addition, we are going to realize a prudent and secure growth as a leading company of consumer loan companies, which is the Company's core business without starting loans which require real estate collateral, company loans, M&A, guarantee services.

The forecasts for the consolidated fiscal year ending March 31, 2004 are as follows; Operating revenues will be 388,300 million yen (decreased by 8.0% compared with the previous consolidated fiscal year), Ordinary income will be 131,800 million yen (decreased by 28.1%) and Net income will be 69,400 million yen (decreased by 27.1%).

(2)Financial Status

Consolidated cash and cash equivalents (hereinafter called "the funds") at the end of the current interim period increased by 8,561 million yen or 8.81% to 106,311 million yen compared with the end of the previous interim period mainly due to the income before income taxes of 68,014 million yen (decreased by 33.4% compared with the previous interim period), fund from long-term borrowings of 43,069 million yen (increased by 136.9%) and repayment of long-term borrowings of 131,806 million yen (decreased by 11.8%).

The situation and sources of cash flows by each activity for the current interim period are as follows;

(Cash flows from operating activities)

The funds provided by operating activities were 40,775 million yen (decreased by 70.2% compared with the previous interim period). The principal sources of these cash flows are as follows; Income before income taxes of 68,014 million yen (decreased by 33.4%), direct cash loans made to customers of 340,197 million yen (decreased by 13.6%) and direct cash loans collected from customers of 313,187 million yen (decreased by 14.2%), which represented the stricter credit assessment for new direct cash loans made to customers in the consumer finance as the company's core business, and the payment of income taxes of 72,778 million yen (increased by 1,823.2%), etc.

(Cash flows from investing activities)

The funds provided by investing activities were 10,999 million yen (increased by 33.1%). This was mainly due to net decrease of time deposit of 13,695 million yen (net increase of 62 million yen during the previous interim period).

(Cash flows from financing activities)

The funds used in financing activities were 68,018 million yen (decreased by 44.4%). This was mainly due to the fund from long-term borrowings of 43,069 million yen (increased by 136.9%), repayment of long-term borrowings of 131,806 million yen (decreased by 11.8%) and issuance of bonds of 38,000 million yen (decreased by 39.7%).

4. Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

Item of accounts	Note	Previous Interim Period as of Sept. 30, 2002 Amount (millions of yen)		Composition Ratio (%)	Current Interim Period as of Sept.30, 2003 Amount (millions of yen)		Composition Ratio (%)	Previous Fiscal Year as of Mar. 31, 2003 Amount (millions of yen)		Composition Ratio (%)
Assets:										
I Current assets										
1 Cash in hand and at banks	*1		63,046			58,465			58,695	
2 Direct cash loans to customers	*1,2,7		1,755,112			1,653,801			1,675,625	
3 Installment receivables			-			171			50	
4 Securities			-			10			33	
5 Inventories			218			256			241	
6 Accrued interest income on loans to customers			24,793			27,552			23,078	
7 Short-term loans receivable			49,089			49,998			77,086	
8 Deferred income tax assets			37,124			47,315			36,167	
9 Other current assets			13,589			16,195			17,367	
10 Less: allowance for credit losses			-129,386			-163,309			-127,572	
Total current assets			1,813,588	90.7		1,690,453	90.0		1,760,769	90.8
II Fixed assets										
1 Tangible fixed assets	*5									
(1) Buildings and structures	*1	20,354			18,711			19,578		
(2) Land	*1	69,456			69,523			69,523		
(3)Other tangible fixed assets		13,063	102,874		12,894	101,128		13,169	102,270	
2 Intangible fixed assets			4,312			5,369			5,186	
3 Investments and other assets										
(1) Investments in securities	*1	50,508			59,142			40,731		
(2) Deferred income tax assets		5,933			2,173			9,340		
(3) Other investments	*6	16,467	72,909		15,317	76,633		16,010	66,081	
Total fixed assets			180,096	9.0		183,130	9.7		173,536	8.9
III Deferred charges			5,592	0.3		4,856	0.3		5,225	0.3
Total assets			1,999,277	100.0		1,878,439	100.0		1,939,530	100.0

Item of accounts	Note	Previous Interim Period as of Sept. 30, 2002 Amount (millions of yen)	Composition Ratio (%)	Current Interim Period as of Sept. 30, 2003 Amount (millions of yen)	Composition Ratio (%)	Previous Fiscal Year as of Mar. 31, 2003 Amount (millions of yen)	Composition Ratio (%)
Liabilities:							
I Current liabilities							
1 Short-term borrowings		5,200		-		-	
2 Current maturities of bonds	*1	693		30,699		30,695	
3 Current portion of long-term borrowings	*1	247,178		204,264		258,002	
4 Accrued income taxes		59,854		41,043		69,938	
5 Allowance for bonuses		1,060		1,049		1,156	
6 Other current liabilities		16,996		16,679		18,150	
Total current liabilities		330,983	16.5	293,735	15.6	377,942	19.5
II Fixed Liabilities							
1 Bonds	*1	302,892		330,193		292,547	
2 Long-term borrowings	*1	503,118		370,286		405,285	
3 Allowance for retirement benefits of employees		1,973		2,109		2,004	
4 Allowance for retirement benefits of directors and corporate auditors		287		323		321	
5 Other fixed liabilities	*6	34,790		21,103		29,817	
Total fixed liabilities		843,062	42.2	724,015	38.6	729,973	37.6
Total liabilities		1,174,045	58.7	1,017,749	54.2	1,107,914	57.1
Shareholders' Equity							
I Common stock		30,477	1.5	30,478	1.6	30,478	1.6
II Capital surplus		52,263	2.6	52,263	2.8	52,263	2.7
III Retained earnings		748,548	37.5	811,272	43.2	783,132	40.4
IV Net unrealized gains on investments in securities		-5,611	-0.3	-432	-0.0	-11,194	-0.6
V Foreign currency translation adjustments		154	0.0	69	0.0	140	0.0
VI Treasury stock		-600	-0.0	-32,961	-1.8	-23,203	-1.2
Total shareholders' equity		825,232	41.3	860,689	45.8	831,616	42.9
Total liabilities and shareholders' equity		1,999,277	100.0	1,878,439	100.0	1,939,530	100.0

(2) Interim Consolidated Statements of Income

Item of accounts	Note	Previous Interim Period from Apr.1 to Sept. 30, 2002 Amount (millions of yen)		Composition Ratio (%)	Current Interim Period from Apr. 1 to Sept. 30, 2003 Amount (millions of yen)		Composition Ratio (%)	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 Amount (millions of yen)		Composition Ratio (%)
I Operating revenues										
1 Interest income on direct cash loans			213,099			193,373			409,716	
2 Commissions earned			-			13			3	
3 Other financial income			233			65			359	
4 Other operating income			5,911			6,119			11,896	
Total operating revenues			219,244	100.0		199,570	100.0		421,974	100.0
II Operating expenses										
1 Financial expenses										
(1) Borrowing interest expenses		7,959			5,567			14,407		
(2) Bond interest expenses		4,137			4,839			8,921		
(3) Other financial expenses		583	12,680		401	10,807		1,414	24,741	
2 Other operating expenses										
(1) Advertising expenses		8,183			7,533			14,266		
(2) Bad debt expenses		-			-			13,021		
(3) Provision of allowance for credit losses		71,830			84,585			127,572		
(4) Wages and bonuses		8,520			8,917			21,204		
(5) Provision of allowance for bonuses		1,060			1,049			1,156		
(6) Provision of allowance for retirement benefits of employees		102			261			219		
(7) Provision of allowance for retirement benefits of directors and corporate auditors		32			19			65		
(8)Temporary employment cost		486			700			1,012		
(9) Rent		5,030			4,640			9,925		
(10) Depreciation and amortization		2,025			1,930			3,949		
(11) Outside service fees		4,522			4,701			9,229		
(12) Others		16,209	118,004		20,475	134,811		34,539	236,158	
Total operating expenses			130,685	59.6		145,617	73.0		260,900	61.8
Operating income			88,558	40.4		53,953	27.0		161,074	38.2

Item of accounts	Note	Previous Interim Period from Apr.1 to Sept. 30, 2002 Amount (millions of yen)		Composition Ratio (%)	Current Interim Period from Apr. 1 to Sept.30, 2003 Amount (millions of yen)		Composition Ratio (%)	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 Amount (millions of yen)		Composition Ratio (%)
III Non-operating income										
1 Interest income on securities		-			-			297		
2 Dividends income received		381			104			443		
3 Insurance dividends received		-			-			427		
4 Profit on investments in partnerships		15,267			15,035			22,970		
5 Other non-operating income		620	16,270	7.4	447	15,586	7.8	818	24,955	5.9
IV Non-operating expenses										
1 Bonds issue costs		402			64			514		
2 Loss on disposal of fixed assets		45			248			136		
3 Foreign exchange losses		1,799			1,041			1,975		
4 Other non-operating losses		57	2,305	1.1	26	1,379	0.6	150	2,774	0.7
Ordinary income			102,523	46.7		68,160	34.2		183,255	43.4
V Extraordinary income										
1 Gain on sales of investments in securities		-			21			455		
2 Dividends on liquidation of a subsidiary		-	-	-	-	21	0.0	538	994	0.2
VI Extraordinary losses										
1 Loss on sales of investments in securities		24			-			-		
2 Loss on redemption of investments in securities		-			19			-		
3 Loss on disposal of fixed assets	*2	-			-			118		
4 Loss on devaluation of investments in securities		301	326	0.1	149	168	0.1	1,341	1,459	0.3
Income before income taxes			102,197	46.6		68,014	34.1		182,790	43.3
Corporate taxes, inhabitants taxes and enterprise taxes		58,177			43,884			95,912		
Deferred income tax expenses		-9,183	48,994	22.3	-11,249	32,635	16.4	-8,268	87,643	20.8
Net income			53,202	24.3		35,379	17.7		95,146	22.5

(3) Interim Consolidated Statements of Retained Earnings

		Previous Interim Period from Apr.1 to Sept.30, 2002		Current Interim Period from Apr. 1 to Sept. 30, 2003		Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003	
Item of accounts	Note	Amount (millions of yen)		Amount (millions of yen)		Amount (millions of yen)	
(Capital Surplus)							
I Capital surplus at the beginning of the interim period (fiscal year)			-		52,263		-
1 Additional paid-in capital at the beginning of the interim period (fiscal year)			52,263		-		52,263
II Capital Surplus at the end of the interim period (fiscal year)			52,263		52,263		52,263
(Retained earnings)							
I Retained earnings at the beginning of the interim period (fiscal year)			-		783,132		-
1 Retained earnings at the beginning of the interim period (fiscal year)			703,465		-		703,466
II Increase in retained earnings							
1 Net income		53,202	53,202	35,379	35,379	95,146	95,146
III Decrease in retained earnings							
1 Dividends		7,364		7,174		14,725	
2 Bonuses to directors		56		65		57	
3 Decrease due to deconsolidation of subsidiaries		698	8,120	-	7,239	699	15,480
IV Retained earnings at the end of the interim period (fiscal year)			748,548		811,272		783,132

(4) Interim Consolidated Statements of Cash Flows

Item of accounts	Note	Previous Interim Period from Apr.1 to Sept.30, 2002 Amount (millions of yen)	Current Interim Period from Apr. 1 to Sept.30, 2003 Amount (millions of yen)	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 Amount (millions of yen)
I Cash flows from operating activities				
Income before income taxes		102,197	68,014	182,790
Depreciation and amortization		2,025	1,930	3,949
Profit on investments in partnerships		-6,388	-7,352	-9,883
Increase or decrease in allowance for employees' retirement benefits		-109	105	-79
Increase or decrease in allowance for retirement benefits of directors and corporate auditors		-69	2	-37
Increase in allowance for credit losses		31,130	35,737	29,316
Write-offs		40,700	48,848	111,277
Non-operating interest income and dividend income		-381	-104	-740
Gain on redemption of securities		-	-8	-
Loss on disposal of tangible fixed assets		45	248	254
Gain on sales of investments in securities		-	-21	-455
Loss on sales of investments in securities		24	-	-
Loss on redemption of investments in securities		-	19	-
Loss on devaluation of investments in securities		301	149	1,341
Increase in accrued interest income on loans to customers		-3,078	-4,474	-1,363
Direct cash loans made to customers		-393,944	-340,197	-715,750
Direct cash loans collected from customers		364,810	313,187	695,530
Others		2,884	-2,633	-3,764
Sub total		140,147	113,449	292,387
Non-operating interest income and dividend income received		381	104	740
Income taxes paid		-3,784	-72,778	-31,395
Net cash provided by operating activities		136,745	40,775	261,732

Item of accounts	Note	Previous Interim Period from Apr.1 to Sept. 30, 2002 Amount (millions of yen)	Current Interim Period from Apr. 1 to Sept.30, 2003 Amount (millions of yen)	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 Amount (millions of yen)
II Cash flows from investing activities				
Increase or decrease in time deposits		-62	13,695	2,791
Increase or decrease in pledged bank deposits		-	-1,652	-
Payments for purchase of tangible fixed assets		-1,003	-472	-2,241
Proceeds from sales of tangible fixed assets		280	-	280
Payments for purchase of intangible fixed assets		-2,192	-676	-3,354
Payments for purchase of investments in securities		-590	-887	-867
Proceeds from sales of investments in securities		12,450	279	12,815
Payments for acquisition of investments in partnerships		-1,112	-123	-1,755
Proceeds from collection of investments in partnerships		638	706	823
Others		-140	128	43
Net cash provided by investing activities		8,265	10,999	8,534
III Cash flows from financing activities				
Increase or decrease in short-term borrowings		-46,000	-	-51,200
Proceeds from long-term borrowings		18,179	43,069	48,442
Repayments of long-term borrowings		-149,389	-131,806	-266,662
Proceeds from issuance of bonds		63,012	38,000	83,013
Repayments for redemption of bonds		-279	-350	-623
Acquisition or sale of treasury stock, net		-600	-9,757	-23,203
Cash dividends paid		-7,364	-7,174	-14,725
Net cash used in financing activities		-122,441	-68,018	-224,959

Item of accounts	Note	Previous Interim Period from Apr.1 to Sept. 30, 2002 Amount (millions of yen)	Current Interim Period from Apr. 1 to Sept.30, 2003 Amount (millions of yen)	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 Amount (millions of yen)
IV Effect of exchange rate changes on cash and cash equivalents		-923	969	174
V Net increase or decrease in cash and cash equivalents		21,645	-15,275	45,481
VI .Cash and cash equivalents at the beginning of the interim period (fiscal year)		76,637	121,586	76,637
VII Decrease in cash and cash equivalents held by deconsolidated subsidiaries		-532	-	-532
VIII Cash and cash equivalents at the end of the interim period (fiscal year)		97,750	106,311	121,586

Significant Accounting Policies for Interim Consolidated Financial Statements

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1 to Mar. 31, 2003
1. Scope of consolidation As of September 30, 2002, the number of consolidated subsidiaries were 10 as listed below; Kyoritsu Estate Co., Ltd. TWJ VC Co., Ltd. Takefuji Capital Co., Ltd. Take One Co., Ltd. TSR Co., Ltd. G.H Investment Co., Ltd. TWJ Co., Ltd TWJ EURO Co., Ltd. TDS Co., Ltd. Takefuji Bull Mart Co., Ltd Yasui Co., Ltd. and Fujix-Credit Co., Ltd. were merged into Takefuji Corporation on Sept.tember 1, 2002, and thus, those companies' financial statements until August 31, 2002 were included in the consolidated financial statements. Zuiko Factor Co., Ltd. and Takefuji New Research Institute Co.,Ltd. were dissolved on August 31, 2002 and thus, those companies were deconsolidated from the beginning of the current interim period due to immateriality.	**1. Scope of consolidation** As of September 30, 2003, the number of consolidated subsidiaries were 10 as listed below; Kyoritsu Estate Co., Ltd. TWJ VC Co., Ltd. Takefuji Capital Co., Ltd. Take One Co., Ltd. TSR Co., Ltd. G.H Investment Co., Ltd. TWJ Co., Ltd TWJ EURO Co., Ltd. TDS Co., Ltd. Takefuji Bull Mart Co., Ltd	**1. Scope of consolidation** As of March 31, 2003, the number of consolidated subsidiaries were 10 as listed below; Kyoritsu Estate Co., Ltd. TWJ VC Co., Ltd. Takefuji Capital Co., Ltd. Take One Co., Ltd. TSR Co., Ltd. G.H Investment Co., Ltd. TWJ Co., Ltd TWJ EURO Co., Ltd. TDS Co., Ltd. Takefuji Bull Mart Co., Ltd Yasui Co., Ltd. and Fujix-Credit Co., Ltd. were merged into Takefuji Corporation on Sept.tember 1, 2002, and thus, those companies' financial statements until August 31, 2002 were included in the consolidated financial statements. Zuiko Factor Co., Ltd. and Takefuji New Research Institute Co., Ltd. were dissolved on August 31, 2002 and thus, those companies were deconsolidated from the beginning of the fiscal year due to immateriality.

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1 to Mar. 31, 2003
2. Application of the equity method No entities are subject to the equity method of accounting.	**2. Application of the equity method** The same as the previous interim period.	**2. Application of the equity method** No entities are subject to the equity method of accounting.
3. The interim period - end of consolidated subsidiaries The interim period - end date of each subsidiary listed hereunder is respectively described, TWJ Co., Ltd. : August 31 Take One Co., Ltd. : July 31 TSR Co., Ltd.: June 30 G. H Investment Co., Ltd.: June 30 For these consolidated subsidiaries, their financial statements at the above-mentioned interim period-end date is used respectively in the preparation of consolidated financial statements of Takefuji Corporation. Adjustments are made in the consolidated accounts for any significant transactions that occur between these dates and the consolidated balance sheet date.	**3. The interim period - end of consolidated subsidiaries** The same as the previous interim period.	**3. The fiscal year - end of consolidated subsidiaries** The fiscal year-end date of each subsidiary listed hereunder is respectively described, TWJ Co., Ltd. : February 28 Take One Co., Ltd. : January 31 TSR Co., Ltd. : December 31 G.H Investment Co., Ltd. : December 31 For these consolidated subsidiaries, their financial statements at the above-mentioned fiscal year-end date is used respectively in the preparation of consolidated financial statements of Takefuji Corporation. Adjustments are made in the consolidated accounts for any significant transactions that occur between these dates and the consolidated balance sheet date.

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1 to Mar. 31, 2003
4.Significant accounting policies	**4.Significant accounting policies**	**4.Significant accounting policies**
(1) Valuation and computation of significant assets A Securities Held-to-maturity securities: Cost based on the amortization method. (The straight-line method) Other securities: Where there is a market quotation; Market value as determined by the quoted price at the end of the interim period. The difference between the acquisition cost and the market value, netted of the related income taxes, is included directly in shareholders' equity, and the cost of securities sold is computed using the moving average method. Where there is no market quotation; Cost as determined by the moving average method. B Inventories Cost based on the last purchaSept.rice method (2) Depreciation of the fixed assets A Tangible fixed assets Depreciation is mainly computed on the declining-balance method at rates based on the estimated useful lives of assets, except that the depreciation method for buildings (excluding auxiliary facilities attached to buildings), which were acquired on or after April 1, 1998, is the straight-line method. The range of useful lives is from 10 to 50 years for buildings and structures and from 6 to 15 years for equipment, furniture and fixtures.	(1) Valuation and computation of significant assets A Securities Held-to-maturity securities: The same as the previous interim period. Other securities: Where there is a market quotation; The same as the previous interim period. Where there is no marketquotation; The same as the previous interim period. B Inventories The same as the previous interim period (2) Depreciation of the fixed assets A Tangible fixed assets The same as the previous interim period	(1) Valuation and computation of significant assets A Securities Held-to-maturity securities: Cost based on the amortization method. (The straight-line method) Other securities: Where there is a market quotation; Market value as determined by the quoted price at the end of the fiscal year. The difference between the acquisitioon cost and the market value, netted of the related income taxes, is included directly in shareholders' equity, and the cost of securities sold is computed using the moving average method. Where there is no market uotation; Cost as determined by the moving average method B Inventories Cost based on the last purchaSept.rice method (2) Depreciation of the fixed assets A Tangible fixed assets Depreciation is mainly computed on the declining-balance method at rates based on the estimated useful lives of assets, except that the depreciation method for buildings (excluding auxiliary facilities attached to buildings), which were acquired on or after April 1, 1998, is the straight-line method. The range of useful lives is from 10 to 50 years for buildings and structures and from 6 to 15 years for equipment, furnitures and fixtures.

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1 to Mar. 31, 2003
B Intangible fixed assets Software costs for internal use are amortized on the straight-line method over 5 years which is the estimated useful life. Other intangible fixed assets are amortized on the straight-line method.	B Intangible fixed assets The same as the previous interim period	B Intangible fixed assets Software costs for internal use are amortized on the straight-line method over 5 years which is the estimated useful life. Other intangible fixed assets are amortized on the straight-line method.

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1 to Mar. 31, 2003
(3) Basis of calculating allowances A Allowance for credit losses In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage of all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for credit losses thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period. Change in accounting method; Prior to April 1, 2002, the historical rate of default as a basis for the allowance for loans (including delinquent loans past due 30 days or less) was calculated based on the write-offs resulting from personal bankruptcy of customers. Further, with respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was based on individual assessment of collectibility of each such loan. Effective from the current interim period, the Company changed its calculation method of allowance for credit losses. The allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) was calculated using an actual percentage of all write-offs, including those arising from personal bankruptcy of customers.	(3) Basis of calculating allowances A Allowance for credit losses In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage of all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for credit losses thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period.	(3) Basis of calculating allowances A Allowance for credit losses In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage of all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for credit losses thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period. Change in accounting method; Prior to April 1, 2002, the historical rate of default as a basis for the allowance for loans (including delinquent loans past due 30 days or less) was calculated based on the write-offs resulting from personal bankruptcy of customers. Further, with respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was based on individual assessment of collectibility of each such loan. Effective from the current fiscal year, the Company changed its calculation method of allowance for credit losses. The allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) was calculated using an actual percentage of all write-offs, including those arising from personal bankruptcy of customers.

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1 to Mar. 31, 2003
With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was recorded at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period. This change in the calculation method was made to more accurately reflect the credit risk of direct cash loans and the recent trend in loan write-offs in the Company's financial statements. Such refinement was made possible by enhancements to the Company's management information system that allowed the Company's management to control its credit risk using the credit risk ratings for direct cash loans. The Company upgraded its management information system in response to increased credit risk exposure resulting from the long-lasting recession. Due to this change in the calculation method, "operating income", "ordinary income" and "income before income taxes" for the current interim period increased by 6,817million yen, respectively, as compared with the amounts which would have been reported if the previous method had been applied consistently.		With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was recorded at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period. This change in the calculation method was made to more accurately reflect the credit risk of direct cash loans and the recent trend in loan write-offs in the Company's financial statements. Such refinement was made possible by enhancements to the Company's management information system that allowed the Company's management to control its credit risk using the credit risk ratings for direct cash loans. The Company upgraded its management information system in response to increased credit risk exposure resulting from the long-lasting recession. Due to this change in the calculation method, "operating income", "ordinary income" and "income before income taxes" for the current fiscal year increased by 9,408 million yen, respectively, and "net income" increased by 5,475 million yen, as compared with the amounts which would have been reported if the previous method had been applied consistently.

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1 to Mar. 31, 2003
B Allowance for bonuses In providing for bonuses payable to employees, the Company records an allowance for current interim period portion thereof based on the expected payment of bonuses for employees.	B Allowance for bonuses The same as the previous interim period	B Allowance for bonuses In providing for bonuses payable to employees, the Company records an allowance for current fiscla year portion thereof based on the expected payment of bonuses for employees.
C Allowance for retirement benefits of employees The Company records an allowance for retirement benefits based on projected benefit obligations and pension fund assets as at the balance sheet date. Actuarial gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.	C Allowance for retirement benefits of emplyees The same as the previous interim period	C Allowance for retirement benefits of employees The Company records an allowance for retirement benefits based on projected benefit obligations and pension fund assets as at the balance sheet date. Actuarial gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.
D Allowance for directors' and corporate auditors' retirement benefits The Company records an allowance for directors' and corporate auditors' retirement benefits at the amount that would be payable if directors and corporate auditors retired at the end of the interim period in accordance with the Company's internal rules.	D Allowance for directors' and corporate auditors' retirement benefits The same as the previous interim period	D Allowance for directors' and corporate auditors' retirement benefits The Company records an allowance for directors' and corporate auditors' retirement benefits at the amount that would be payable if directors and corporate auditors retired at the end of the fiscal year in accordance with the Company's internal rules.
(4) Accounting for deferred charges Bond issue costs are expensed as incurred. Discount on bond is amortized over the period until redemption.	(4) Accounting for deferred charges The same as the previous interim period	(4) Accounting for deferred charges Bond issue costs are expensed as incurred. Discount on bond is amortized over the period until redemption.
(5) Accounting for lease transactions Finance leases, other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to operating leases.	(5) Accounting for lease transactions The same as the previous interim period	(5)Accounting for lease transactions Finance leases, other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to operating leases.

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1 to Mar. 31, 2003
(6) Accounting for hedging activities The Company uses financial derivative transactions to reduce its exposure to market risks from fluctuations in interest rates and foreign currency exchange rates related to borrowings and bonds. Interest swap transactions, currencies and interest swap transactions and interest-rate cap contracts were accounted for using the special treatment of hedge accounting for interest swaps allowed under the Japanese GAAP.	(6) Accounting for hedging activities The Company uses financial derivative transactions to reduce its exposure to market risks from fluctuations in interest rates and foreign currency exchange rates related to borrowings and bonds. Interest swap transactions and currencies and interest swap transactions were accounted for using the special treatment of hedge accounting for interest swaps allowed under the Japanese GAAP.	(6)Accounting for hedging activities The Company uses financial derivative transactions to reduce its exposure to market risks from fluctuations in interest rates and foreign currency exchange rates related to borrowings and bonds. Interest swap transactions, currencies and interest swap transactions and interest-rate cap contracts were accounted for using the special treatment of hedge accounting for interest swaps allowed under the Japanese GAAP.
(7) Other significant accounting policies for the preparation of interim consolidated financial statements	(7) Other significant accounting policies for the preparation of interim consolidated financial statements	(7) Other significant accounting policies for the preparation of consolidated financial statements
A Basis of recognition of interest income on direct cash loans Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loan or the maximum rate permitted by the Interest Rate Restriction Law in Japan, whichever is lower.	A Basis of recognition of interest income on direct cash loans The same as the previous interim period	A Basis of recognition of interest income on direct cash loans Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loan or the maximum rate permitted by the Interest Rate Restriction Law in Japan, whichever is lower.
B Accounting treatment of consumption tax Transactions subject to consumption tax for the Company and its one domestic subsidiary are stated at the amount which includes the related consumption tax. Those for other four domestic subsidiaries are stated at the amount which is net of the related consumption tax.	B Accounting treatment of consumption tax The same as the previous interim period	B Accounting treatment of consumption tax Transactions subject to consumption tax for the Company and its one domestic subsidiary are stated at the amount which includes the related consumption tax. Those for other four domestic subsidiaries are stated at the amount which is net of the related consumption tax.

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1 to Mar. 31, 2003
C -	C -	C Accounting for Treasury Stock and Reversal of Additional Paid –in Capital and Legal Reserve, etc. From the current fiscal year, the Company has adopted "Accounting Standard for Treasury Stock and Reversal of Additional Paid-in Capital and Legal Reserve, etc."(Statement of Accounting Standard Board of Japan No.1) The adoption of this new standard has insignificant impact on the income or loss of the current fiscal year. Owing to the revision to the regulation for the preparation of the consolidated financial statements, etc., the section of shareholder's equity of the consolidated balance sheets and consolidated statements of retained earnings have been prepared in accordance with the revised regulation.
D -	D -	D Statistics per share From the current fiscal year, the Company has adopted "Accounting Standard for Net Income per Share" (Statement of Accounting Standard Board of Japan No.2) and "The Guidance for Implementation of the Accounting Standard for Net Income per Share" (The Guidance for implementation of Statement of Accounting Standard Board of Japan No.4). The impact of adoption of this new standard is stated in the "Footnotes to Statistics per Share".

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1 to Mar. 31, 2003
5. Cash and cash equivalents as stated in interim consolidated statements of cash flows Cash and cash equivalents include cash in hand, bank deposits able to be withdrawn on demand and short-term investments with negligible risk of fluctuations in value and original maturity of three months or less.	**5. Cash and cash equivalents as stated in interim consolidated statements of cash flows** The same as the previous interim period	**5. Cash and cash equivalents as stated in consolidated statements of cash flows** Cash and cash equivalents include cash in hand, bank deposits able to be withdrawn on demand and short-term investments with negligible risk of fluctuations in value and original maturity of three months or less.

Reclassification

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003
"Temporary employment agency cost", which had been included in "outside service fees" up until the previous fiscal year, was disclosed separately starting from the current fiscal year. Temporary employment agency cost included in outside service fees in the section of other operating expenses for the previous interim period was 744 million yen.	-

Additional Information

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
Accounting for Treasury Stock and Reversal of Additional Paid – in Capital and Legal Reserve,etc. From the current interim period, the Company has adopted "Accounting Standard for Treasury Stock and Reversal of Additional Paid-in Capital and Legal Reserve, etc."(Statement of Accounting Standard Board of Japan No.1) This has affected the income or loss of the current interim period insignificantly. Owing to the revision to the regulation for the preparation of the consolidated interim financial statements, etc., the section of shareholder's equity of the consolidated balance sheets and consolidated statements of retained earnings have been prepared in accordance with the revised regulation.	-	-

Footnotes to Interim Consolidated Balance Sheets

Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar. 31, 2003
*1. The assets pledged as security and the corresponding secured liabilities are as follows:	*1. The assets pledged as security and the corresponding secured liabilities are as follows:	*1. The assets pledged as security and the corresponding secured liabilities are as follows:
Pledged assets (millions of yen)	Pledged assets (millions of yen)	Pledged assets (millions of yen)
Cash in hand and at banks 526	Cash in hand and at banks 1,652	Cash in hand and at banks 1,653
Direct cash loans 367,117	Direct cash loans 365,352	Direct cash loans 379,549
Buildings and Structures 6,009	Buildings and Structures 5,616	Buildings and Structures 5,821
Land 30,284	Land 30,351	Land 30,351
Investments in securities 11,260	Investments in securities 10,719	Investments in securities 6,557
Total 415,198	Total 413,689	Total 423,930
Secured liabilities	Secured liabilities	Secured liabilities
Current maturities of bonds 693	Current maturities of bonds 699	Current maturities of bonds 695
Current portion of long-term borrowings 78,416	Current portion of long-term borrowings 42,217	Current portion of long-term borrowings 55,619
Bonds 37,958	Bonds 37,259	Bonds 37,613
Long-term borrowings 223,748	Long-term borrowings 199,532	Long-term borrowings 214,490
Total 340,816	Total 279,707	Total 308,417
In addition to the above, direct cash loans of 7,539 million yen may be pledged as collateral for the long-term borrowings of 3,717 million yen, including the current portion of it, upon requests from financial institutions under agreements.	In addition to the above, direct cash loans of 12,742 million yen may be pledged as collateral for the long-term borrowings of 11,053 million yen, including the current portion of it, upon requests from financial institutions under agreements.	In addition to the above, direct cash loans of 3,315 million yen may be pledged as collateral for the long-term borrowings of 2,280 million yen, including the current portion of it, upon requests from financial institutions under agreements.
*2. The total outstanding balance 1,755,112 million yen of direct cash loans to customers is only for unsecured loans to individuals.	*2. The total outstanding balance 1,653,801 million yen of direct cash loans to customers is only for unsecured loans to individuals.	*2. The total outstanding balance 1,675,625 million yen of direct cash loans to customers is only for unsecured loans to individuals.

Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar. 31, 2003
3. Regarding direct cash loans, once a credit limit has been established for a customer, the customer may access his or her credit line on a revolving basis. The unused portion of each customer's credit line as of the end of interim period was 480,160 million yen which included 300,445 million yen of the unused portion of credit line for customers who did not any loan balance. The credit line of a customer is either increased or decreased by the Company at its discretion based on the credit capacity of the customer. The Company believes that the total unused balance of each customer's credit line does not significantly affect the Company's cash flows in the future.	3. Regarding direct cash loans, once a credit limit has been established for a customer, the customer may access his or her credit line on a revolving basis. The unused portion of each customer's credit line as of the end of interim period was 477,995 million yen which included 303,802 million yen of the unused portion of credit line for customers who did not any loan balance. The credit line of a customer is either increased or decreased by the Company at its discretion based on the credit capacity of the customer. The Company believes that the total unused balance of each customer's credit line does not significantly affect the Company's cash flows in the future.	3. Regarding direct cash loans, once a credit limit has been established for a customer, the customer may access his or her credit line on a revolving basis. The unused portion of each customer's credit line as of the end of fiscal year was 482,222 million yen which included 306,390 million yen of the unused portion of credit line for customers who did not have any loan balance. The credit line of a customer is either increased or decreased by the Company at its discretion based on the credit capacity of the customer. The Company believes that the total unused balance of each customer's credit line does not significantly affect the Company's cash flows in the future.
4. The Company borrows long-term funds under committed lines of credit. The Company has available committed lines of credit equal to Yen equivalent of US$2,500 million. At the end of the current interim period, the Company's outstanding balance under the committed line of credit was Yen equivalent of US$1,360 million and remaining unused portion was Yen equivalent of $1,140 million.	4. The Company borrows long-term funds under committed lines of credit. The Company has available committed lines of credit equal to Yen equivalent of US$2,500 million. At the end of the current interim period, the Company's outstanding balance under the committed line of credit was Yen equivalent of US$1,360 million and remaining unused portion was Yen equivalent of $1,140 million.	4. The Company borrows long-term funds under committed lines of credit. The Company has available committed lines of credit equal to Yen equivalent of US$2,500 million. At the end of the current fiscal year, the Company's outstanding balance under the committed line of credit was Yen equivalent of US$1,360 million and remaining unused portion was Yen equivalent of US$1,140 million.
*5. The amount of 32,282million yen of accumulated depreciation for tangible fixed assets was netted against acquisition cost on the consolidated balance sheets.	*5. The amount of 34,752million yen of accumulated depreciation for tangible fixed assets was netted against acquisition cost on the consolidated balance sheets.	*5. The amount of 33,703 million yen of accumulated depreciation for tangible fixed assets was netted against acquisition cost on the consolidated balance sheets.

Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar. 31, 2003
*6. The Company's share in loss of anonymous partnerships amounted to 30,518 million yen, of which 17,340 million yen was deducted directly from the investments in thoSept.artnerships. The remaining 13,177 million yen, the excess of the Company's share in losses over the acquisition costs of such investments, were recorded as other fixed liabilities.	*6. The Company's share in loss of anonymous partnerships amounted to 5,873 million yen, of which 3,541 million yen was deducted directly from the investments in thoSept.artnerships. The remaining 2,332 million yen, the excess of the Company's share in losses over the acquisition costs of such investments, were recorded as other fixed liabilities.	*6. The Company's share in loss of anonymous partnerships amounted to 22,966 million yen, of which 13,282 million yen was deducted directly from the investments in thoSept.artnerships. The remaining 9,684 million yen, the excess of the Company's share in losses over the acquisition costs of such investments, were recorded as other fixed liabilities.
*7. Delinquent loans receivable	*7. Delinquent loans receivable	*7. Delinquent loans receivable
Loans to bankrupt borrowers; - million yen	Loans to bankrupt borrowers; 1,399 million yen	Loans to bankrupt borrowers; - million yen
Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.	Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.	Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.
Delinquent loans; - million yen	Delinquent loans; - million yen	Delinquent loans; - million yen
Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.	Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.	Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.

Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar. 31, 2003
Delinquent loans past due three months or more;75,615 million yen Delinquent loans past due three months or more are loans which are delinquent for three months or more from the due date of interest or principal under the term of the related loan agreements and do not include loans to bankrupt borrowers and delinquent loans.	Delinquent loans past due three months or more; 101,544 million yen Delinquent loans past due three months or more are loans which are delinquent for three months or more from the due date of interest or principal under the term of related loan agreements and do not include loans to bankrupt borrowers and delinquent loans.	Delinquent loans past due three months or more; 78,217million yen Delinquent loans past due three months or more are loans which are delinquent for three months or more from the due date of interest or principal under the term of related loan agreements and do not include loans to bankrupt borrowers and delinquent loans.
Restructured loans; 84,385million yen (76,569 million yen) Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment and do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more. The loans classified as restructured loans include loan receivables current or less than 31 days past due, of which the amount is indicated in the parenthesis as above.	Restructured loans; 98,837million yen (91,885million yen) Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due 3 months or more. The loans classified as restructured loans include loan receivables current or less than 31 days past due, the amount of which is indicated in the parenthesis as above.	Restructured loans; 90,333 million yen (82,805 million yen) Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due 3 months or more. The loans classified as restructured loans include loan receivables current or less than 31 days past due, the amount of which is indicated in the parenthesis as above.

Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar. 31, 2003
8. Certain covenants Certain covenants were applied to 366,063 million yen of borrowings and 113,585 million yen of bonds. The Company should repay or redeem the outstanding balance in a lump-sum by acceleration to creditors if the Company could not comply with such covenants as mentioned below.(The key conditions only are listed .)	8. Certain covenants Certain covenants were applied to 282,469 million yen of borrowings and 112,892 million yen of bonds. The Company should repay or redeem the outstanding balance in a lump-sum by acceleration to creditors if the Company could not comply with such covenants as mentioned below. (The key conditions only are listed.)	8. Certain covenants Certain covenants were applied to 332,503 million yen of borrowings and 113,242 million yen of bonds. The Company should repay or redeem the outstanding balance in a lump-sum by acceleration to creditors if the Company could not comply with such covenants as mentioned below. (The key conditions only are listed.)
(1) in case of the balance of consolidated shareholders' equity being less than 250,000 million yen;	(1) in case of the balance of consolidated shareholders' equity being less than 250,000 million yen;	(1) in case of the balance of consolidated shareholders' equity being less than 250,000 million yen;
(2) in case of the ratio of consolidated shareholders' equity against consolidated total assets being less than 20%;	(2) in case of the ratio of consolidated shareholders' equity against consolidated total assets being less than 20%;	(2) in case of the ratio of consolidated shareholders' equity against consolidated total assets being less than 20%;
(3) in case of the balance of contingent liabilities being more than 170,000 million yen;	(3) in case of the balance of contingent liabilities being more than 170,000 million yen;	(3) in case of the balance of contingent liabilities being more than 170,000 million yen;
(4) in case of the ratio of annual increase amount of contingent liabilities against net income deducting both dividends and bonus to directors being more than 75%;	(4) in case of the ratio of annual increase amount of contingent liabilities against net income deducting both dividends and bonus to directors being more than 75%;	(4) in case of the ratio of annual increase amount of contingent liabilities against net income deducting both dividends and bonus to directors being more than 75%;
(5) in case of the amount of income before income taxes and extraordinary items being less than the total amount of borrowing interest and bond interest;	(5) in case of the amount of income before income taxes and extraordinary items being less than the total amount of borrowing interest and bond interest;	(5) in case of the amount of income before income taxes and extraordinary items being less than the total amount of borrowing interest and bond interest;
(6) in case of the total balance of direct cash loans and cash and cash equivalents against the total assets being less than 40%;	(6) in case of the total balance of direct cash loans and cash and cash equivalents against the total assets being less than 40%;	(6) in case of the total balance of direct cash loans and cash and cash equivalents against the total assets being less than 40%;
(7) in case of the ratio of porvision for credit losses and write-offs being more than 10%;	(7) in case of the ratio of provision for credit losses and write-offs being more than 10%;	(7) in case of the ratio of provision for credit losses and write-offs being more than 10%;
(8) in case of the total balance of real estate and investments in securities against the total assets being more than 40%;	(8) in case of the total balance of real estate and investments in securities against the total assets being more than 40%;	(8) in case of the total balance of real estate and investments in securities against the total assets being more than 40%;

Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar. 31, 2003
(9) in case of the balance of secured borrowings excluding those with collateral of real estate against total current assets being more than 80%; (10) in case of the total balance of borrowings with the security of direct cash loans, the security being in perfection of interests against third parties, exceeding the balance of shareholders' equity.	(9) in case of the balance of secured borrowings excluding those with collateral of real estate against total current assets being more than 80%; (10) in case of the total balance of borrowings with the security of direct cash loans, the security being in perfection of interests against third parties, exceeding the balance of shareholders' equity.	(9) in case of the balance of secured borrowings excluding those with collateral of real estate against total current assets being more than 80%; (10) in case of the total balance of borrowings with the security of direct cash loans, the security being in perfection of interests against third parties, exceeding the balance of shareholders' equity.

Footnotes to Interim Consolidated Statements of Income

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
***1. Basis for classification of financial income and expenses on the interim consolidated statements of income** (1) Financial income stated as operating revenues Include all financial income excluding dividends and interest and so forth received on investments in securities. (2) Financial expenses Include all financial expenses by the Company engaged in financial services, other than interest payable which has no relationship with operating revenues.	***1. Basis for classification of financial income and expenses on the interim consolidated statements of income** (1) Financial income stated as operating revenues The same as the previous interim period. (2) Financial expenses The same as the previous interim period.	***1. Basis for classification of financial income and expenses on the consolidated statements of income** (1) Financial income stated as operating revenues Include all financial income excluding dividends and interest and so forth received on investments in securities. (3) Financial expenses Include all financial expenses by the Company engaged in financial services, other than interest payable which has no relationship with operating revenues.
***2.** -	***2.** -	***2. Details of loss on disposal of fixed assets** (millions of yen) Structures 115 Others 3 Total 118

Footnotes to Interim Consolidated Statements of Cash Flows

Previous Interim Period from Apr.1 to Sept. 30, 2002		Current Interim Period from Apr. 1 to Sept. 30, 2003		Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003	
Relationship between cash and cash equivalents at the end of the interim period and interim consolidated balance sheets items;		**Relationship between cash and cash equivalents at the end of the interim period and interim consolidated balance sheets items;**		**Relationship between cash and cash equivalents at the end of the fiscal year and consolidated balance sheets items;**	
	(millions of yen)		(millions of yen)		(millions of yen)
Cash in hand and at banks	63,046	Cash in hand and at banks	58,465	Cash in hand and at banks	58,695
Short-term loans receivable	49,089	Short-term loans receivable	49,998	Short-term loans receivable	77,086
Less: Time deposits with maturities of three months or more	-14,385	Less: Time deposits with maturities of three months or more	-500	Less: Time deposits with maturities of three months or more	-14,195
Less: Pledged bank deposits	-	Less: Pledged bank deposits	-1,652	Less: Pledged bank deposits	-
Cash and cash equivalents	97,750	Cash and cash equivalents	106,311	Cash and cash equivalents	121,586

Footnotes to Lease Transactions

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.	Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.	Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.
1. Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the interim period (millions of yen)	1. Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the interim period (millions of yen)	1. Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the fiscal year (millions of yen)
Equipment, furniture and fixtures	Equipment, furniture and fixtures	Equipment, furniture and fixtures
Acquisition cost 12,207	Acquisition cost 8,907	Acquisition cost 11,917
Accumulated depreciation 7,646	Accumulated depreciation 5,774	Accumulated depreciation 7,787
Net book value of the leased assets 4,560	Net book value of the leased assets 3,135	Net book value of the leased assets 4,130
Note: Equivalent of acquisition cost included the portion of interest thereon, as the outstanding lease fee payable is insignificant compared to the balances of tangible fixed assets.	Note: The same as the previous interim period.	Note: Equivalent of acquisition cost included the portion of interest thereon, as the outstanding lease fee payable is insignificant compared to the balances of tangible fixed assets.
2. Outstanding lease fee payable at the end of the interim period (millions of yen)	2. Outstanding lease fee payable at the end of the interim period (millions of yen)	2. Outstanding lease fee payable at the end of the fiscal year (millions of yen)
Due within one year 1,952	Due within one year 1,509	Due within one year 1,827
Due over one year 2,608	Due over one year 1,626	Due over one year 2,303
Total 4,560	Total 3,135	Total 4,130
Note: As the outstanding lease fee payable at the end of the interim period is insignificant compared to the balances of tangible fixed assets at the end of the interim period, the outstanding lease fee payalbe included the portion of interest thereon.	Note: The same as the previous interim period.	Note: As the outstanding lease fee payable at the end of the fiscal year is insignificant compared to the balances of tangible fixed assets at the end of the fiscal year, the outstanding lease fee payable included the portion of interest thereon.

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
3. Lease fee and equivalent of depreciation (millions of yen) 1,155	3. Lease fee and equivalent of depreciation (millions of yen) 1,025	3. Lease fee and equivalent of depreciation (millions of yen) 2,973
4. Method of calculation of equivalent of deprecation Calculated by using the straight-line method, assuming that the lease period is the useful life of the asset and a residual value is zero.	4. Method of calculation of equivalent of deprecation The same as the previous interim period.	4. Method of calculation of equivalent of deprecation Calculated by using the straight-line method, assuming that the lease period is the useful life of the asset and a residual value is zero.

Footnotes to Investments in Securities

Previous interim period as of September 30, 2002

1.Held-to-maturity securities with market quotations (millions of yen)

	Book value on interim consolidated balance sheets	Market price	Unrealized gain or loss
(1) National or local government bonds	-	-	-
(2) Corporate bonds	10	10	0
(3) Others	-	-	-
Total	10	10	0

2.Other securities with market quotations (millions of yen)

	Acquisition cost	Book value on Interim consolidated balance sheets	Unrealized gain or loss
(1) Stock	26,631	27,094	462
(2) Bonds			
National or local government bonds	-	-	-
Corporate bonds	-	-	-
Others	30,000	19,425	-10,575
(3) Others	75	62	-13
Total	56,707	46,581	-10,125

3.Details of principal securities which are not stated at market quotations (millions of yen)

	Acquisition cost	Book value on interim consolidated balance sheets	Unrealized gain or loss
Other securities			
Unlisted stocks excluding those traded over-the-counter	3,692	3,624	-67
Unlisted foreign mutual funds	174	220	45
Others	7,057	7,566	508

Notes:

1. Difference between acquisition cost and book value on interim consolidated balance sheets is unrealized gain or loss due to foreign currency translation on the securities denominated in foreign currencies at the end of current interim period.
2. "Others" of other securities with market quotations are securities held through investments in partnerships.

4. In the current interim period, 301million yen for other securities with market quotations was recognized as impairment losses. Except for the investments in securities where the market quotations declined by greater than 50% or those where the market quotations declined by between 30% to less than 50% and the market quotations are considered to be recoverable, impairment losses were recognized on other securities.

Current interim period as of September 30, 2003

1. Held-to-maturity securities with market quotations (millions of yen)

	Book value on interim consolidated balance sheets	Market price	Unrealized gain or loss
(1) National or local government bonds	-	-	-
(2) Corporate bonds	10	10	0
(3) Others	-	-	-
Total	10	10	0

2. Other securities with market quotations (millions of yen)

	Acquisition cost	Book value on interim consolidated balance sheets	Unrealized gain or loss
(1) Stock	26,128	33,365	7,237
(2) Bonds			
National or local government bonds	-	-	-
Corporate bonds	-	-	-
Others	30,000	21,513	-8,487
(3) Others	26	38	12
Total	56,154	54,916	-1,238

3. Details of principal securities which are not stated at market quotations (millions of yen)

	Acquisition cost	Book value on interim consolidated balance sheets	Unrealized gain or loss
Other securities			
Unlisted stocks excluding those traded over-the-counter	4,180	4,083	-97
Unlisted foreign mutual funds	73	83	11
Others	6,376	6,970	593

Notes:

1. Difference between acquisition cost and book value on interim consolidated balance sheets is unrealized gain or loss due to foreign currency translation on the securities denominated in foreign currencies at the end of current interim period.
2. "Others" of other securities with market quotations are securities held through investments in partnerships.

4. In the current interim period, 130 million yen for other securities with market quotations and 18 million yen for other securities with no market quotations were recognized as impairment losses. Impairment losses were recognized on other securities of which market quotations declined by more than 50% or those of which market quotations declined by 30% to less than 50%, except for those of which market quotations are considered to be recoverable.

Previous fiscal year as of March 31, 2003

1. Held-to-maturity securities with market quotations (millions of yen)

	Book value on consolidated balance sheets	Market price	Unrealized gain or loss
(1) National or local government bonds	-	-	-
(2) Corporate bonds	10	10	0
(3) Others	-	-	-
Total	10	10	0

2. Other securities with market quotations (millions of yen)

	Acquisition cost	Book value on consolidated balance sheets	Unrealized gain or loss
(1) Stock	26,337	19,677	-6,660
(2) Bonds			
National or local government bonds	-	-	-
Corporate bonds	-	-	-
Others	30,000	17,439	-12,561
(3) Others	49	59	10
Total	56,386	37,174	-19,211

3. Details of principal securities which are not stated at market quotations (millions of yen)

	Acquisition cost	Book value on consolidated balance sheets	Unrealized gain or loss
Other securities			
Unlisted stocks excluding those traded over-the-counter	3,391	3,317	-74
Unlisted foreign mutual funds	160	202	42
Others	6,960	7,418	458

Notes:

1. Difference between acquisition cost and book value is unrealized gain or loss due to foreign currency translation on the securities denominated in foreign currencies at the end of the fiscal year.
2. "Others" of other securities with market quotations are securities held through investments in partnerships.

4. In the current fiscal year, 778 million yen for other securities with market quotations and 474 million yen for other securities with no market quotations were recognized as impairment losses. Impairment losses were recognized on other securities of which market quotations declined by greater than 50% or those of which market quotations declined by 30% and greater up to less than 50%, except for those of which market quotations are considered to be recoverable.

Footnotes to Derivative Transactions

Previous interim period (from Apr.1 to Sept.30, 2002), current interim period (from Apr.1 to Sept. 30, 2003) and previous fiscal year (from Apr.1, 2002 to Mar. 31, 2003)

As the special treatment of hedge accounting is applied to all derivative transactions, footnotes for derivative transactions are not required to be presented.

Footnotes to Segment Information

1.Segment by industry

Previous interim period (from Apr.1 to Sept.30, 2002), current interim period (from Apr.1 to Sept. 30, 2003) and previous fiscal year (from Apr.1, 2002 to Mar. 31, 2003)

The Takefuji Corporation Group's principal business is providing consumer finance. As consumer finance business represents more than 90% of the Group's combined operating revenues and operating income, industry segment information is not required to be disclosed

2. Segment by geographic area

Previous interim period (from Apr.1 to Sept.30, 2002), current interim period (from Apr.1 to Sept. 30, 2003) and previous fiscal year (from Apr.1, 2002 to Mar. 31, 2003)

As operating revenues in Japan represent more than 90% of the Group's combined operating revenues, geographical segment information is not required to be disclosed.

3. Overseas operating revenues

Previous interim period (from Apr.1 to Sept.30, 2002), current interim period (from Apr.1 to Sept. 30, 2003) and previous fiscal year (from Apr.1, 2002 to Mar. 31, 2003)

As overseas operating revenues are less than 10% of consolidated revenues, those are not required to be disclosed.

Footnotes to Statistics per Share

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept.30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
Net assets per share; 5,606.03 yen Net income per share 361.23 yen Net income per share –diluted was not indicated as the Company had neither stock warrant nor convertible bonds. Additional information From the current interim period, the Company has adopted "The Accounting Standard for Net Income per Share" (Statement of Accounting Standard Board of Japan No.2) and "The Guidance for Implementation of the Accounting Standard for Net Income per Share" (Guidance for Implementation of Statement of Accounting Standard Board of Japan No.4). This has insignificant impacts.	Net assets per share; 6,059.05 yen Net income per share 247.47 yen Net income per share –diluted 243.59 yen -	Net assets per share; 5,795.54 yen Net income per share 650.93 yen Net income per share –diluted was not indicated as the Company had neither stock warrant nor convertible bonds. From the current fiscal year, the Company has adopted "The Accounting Standard for Net Income per Share" (Statement of Accounting Standard Board of Japan No.2) and "The Guidance for Implementation of the Accounting Standard for Net Income per Share" (Guidance for Implementation of Statement of Accounting Standard Board of Japan No.4). Statistics per share of the previous fiscal year calculated based on the new accounting standard and its implementation guidance above stated are as follows; Net assets per share; 5,294.55 yen Net income per share; 437.42 yen Net income per share -diluted for the previous fiscal year based on the new standard was not indicated as the Company had neither stock warrant nor convertible bonds.

Note: Basis for calculating net income per share and net income per share –diluted is as follows;

(millions of yen)

	Previous Interim Period from Apr. 1, to Sept. 30, 2002	Current Interim Periodfrom Apr. 1, to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
Net income per share			
Net income for the interim period (fiscal year)	53,202	35,379	95,146
Net income not available to common shareholders	-	-	65
(including bonuses to directors)	-	-	(65)
Net income for common stock	53,202	35,379	95,082
Average number of shares outstanding during the current interim period (fiscal year) (unit: 1,000 shares)	147,282	142,961	146,070
Net income per share -diluted			
Adjustments to net income	-	-	-
Number of increase in common stocks (unit : 1,000 shares)	-	2,279	-
(including number of increase in common stocks by exercise of warrants) (unit : 1,000 shares)	-	(2,279)	-

Subsequent events

None

5. Actual Operating Results

(1)Break-down of Operating Revenues

Sources of revenues		Previous Interim Period from Apr. 1, to Sept. 30, 2002		Current Interim Period from Apr.1, to Sept. 30, 2003		Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003	
		Amount (millions of yen)	Composition Ratio(%)	Amount (millions of yen)	Composition Ratio(%)	Amount (millions of yen)	Composition Ratio(%)
Interest income on direct cash loans	Unsecured loans	213,099	97.2	193,373	96.9	409,716	97.1
Commissions earned	Credit card	-	-	13	0.0	3	0.0
Other financial income	Interest on bank deposits	197	0.1	62	0.0	309	0.1
	Interest on loans other than direct cash loans	35	0.0	3	0.0	49	0.0
	Sub total	233	0.1	65	0.0	359	0.1
Other operating income	Collection from bad debts previously written-off	4,224	1.9	3,967	2.0	8,282	2.0
	Real estate rent	750	0.4	439	0.2	846	0.2
	Others	936	0.4	1,714	0.9	2,768	0.6
	Sub-total	5,911	2.7	6,119	3.1	11,896	2.8
Total		219,244	100.0	199,570	100.0	421,974	100.0

Note : "Others" in other operating income consist mainly of parking lots fee income and golf-courSept.lay fee.

(2)Other Highlights Data

Items		Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar.31, 2003
Outstanding direct cash loans to customers (millions of yen)		1,755,112	1,653,801	1,675,625
	Unsecured loans	1,755,112	1,653,801	1,675,625
	Secured loans	-	-	-
Installment receivables (millions of yen)		-	171	50
Number of customer accounts		2,929,398	2,761,248	2,814,665
	Unsecured loans	2,929,398	2,761,248	2,814,665
	Secured loans	-	-	-
Number of credit card membership member		-	125,232	64,014
Number of branch		1,886	1,891	1,892
	Manned branch	529	528	529
	Unmanned branch	1,356	1,362	1,362
	Internet Yen shop	1	1	1
Number of unmanned loan contract machines (Yen-musubi machines)		1,886	1,891	1,892
Number of cash dispensers and ATMs		33,297	34,619	33,662
	Owned	2,075	2,036	2,081
	Other available ATM by on-line network	31,222	32,583	31,581
Number of employees		3,444	3,430	3,375
Write-offs (millions of yen)		40,700	48,848	111,277
Allowance for credit losses (millions of yen)		129,386	163,309	127,572

(Translation)

Brief statement of Financial Results at the Interim for the Fiscal Year Ending March 31, 2004 (Non-Consolidated)

October 28, 2003

Company Name: **TAKEFUJI CORPORATION**

Stock Listings: Tokyo Stock Exchange, First Section / London Stock Exchange

Code Number: 8564

URL: **http://www.takefuji.co.jp/**

Head Office: 15-1 Nishi-Shinjuku 8-chome, Shinjuku-ku, Tokyo 163-8654, Japan

Representative personnel: **Akira Kiyokawa, President**

Administrative personnel to contact: **Osamu Sasaki, Managing Director of Public Relation Department**

Tel: +81-3-3365-8030

Meeting of Board of Directors for Approval of the Interim Results: October 28, 2003

Payment of Interim Dividends: Starting from December 8, 2003

1. Non-Consolidated Business Results at the Interim for the Fiscal Year Ending March 31, 2004 (from April 1, 2003 to September 30, 2003)

(1)Non-consolidated Operating Results Note: Figures are rounded to the nearest appropriate unit.

	Operating Revenues		Operating Income		Ordinary Income	
	millions of yen	%	millions of yen	%	millions of yen	%
Interim Period ended Sept. 2003	197,852	(-9.2)	53,069	(-39.5)	67,169	(-34.5)
Interim Period ended Sept. 2002	217,872	(3.6)	87,738	(-22.1)	102,554	(-16.6)
Fiscal Year ended Mar. 2003	419,086	(-1.0)	160,004	(-24.6)	182,821	(-20.6)

	Net Income		Net Income per share
	millions of yen	%	Yen
Interim Period ended Sept. 2003	34,682	(-35.3)	242.59
Interim Period ended Sept. 2002	53,565	(-18.9)	363.69
Fiscal Year ended Mar. 2003	94,552	(45.3)	646.86

Note: (a) Average number of shares outstanding during the period:

September 30, 2003 142,961,267 shares
September 30, 2002 147,282,157 shares
March 31, 2003 146,069,919 shares

(b) Accounting change during the current interim period: None

(c) The percentage figures for operating revenues, operating income, ordinary income and net income represent year-on-year change or interim-on-interim period change.

(2) Dividends

	Interim Dividend Per Share	Annual Dividend Per Share
	yen	yen
Interim Period ended Sept. 2003	50.00	-
Interim Period ended Sept. 2002	50.00	-
Fiscal Year ended Mar. 2003	-	100.00

(3)Non-Consolidated Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity ratio	Shareholders' Equity per share
	millions of yen	millions of yen	%	Yen
Interim Period ended Sept. 2003	1,914,443	865,843	45.2	6,095.33
Interim Period ended Sept. 2002	2,033,224	831,898	40.9	5,651.32
Fiscal Year ended Mar. 2003	1,975,741	837,480	42.4	5,836.42

Note: (a) Number of shares outstanding as of the end of the period:

September 30, 2003 142,050,118 shares
September 30, 2002 147,204,155 shares
March 31, 2003 143,481,133 shares

(b) Number of treasury stocks as of the end of the period:
September 30, 2003 5,245,082 shares
September 30, 2002 91,045 shares
March 31, 2003 3,814,067 shares

2. Forecasts of Non -Consolidated Operating Results for the Fiscal Year Ending March 31, 2004 (From April 1, 2003 to March 31, 2004)

	Operating Revenues	Ordinary Income	Net Income	Total Annual Dividend	
				Year-end Dividend	
Fiscal Year ending March 31, 2004 (full year)	millions of yen 385,000	millions of yen 130,100	millions of yen 68,200	yen 50.00	yen 100.00

(Reference Data) Forecast net income per share (full year) : 478.00 yen

Forecasts of Takefuji Corporation (the "Company")

The forecasts and figures in forward-looking statements contained in this Brief Statement of Financial Results for the fiscal year ending March 31, 2004 in regard to the Company's plans and strategies are based on the best information currently available and management's assumptions and beliefs with regard to various factors with uncertainty which may have an impact on the Company's future operating results. Actual results may differ from those in the forward-looking statements as a result of various factors.

1. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

Item of accounts	Note	Previous Interim Period as of Sept. 30, 2002 Amount (millions of yen)		Composition Ratio (%)	Current Interim Period as of Sept. 30, 2003 Amount (millions of yen)		Composition Ratio (%)	Previous Fiscal Year as of Mar.31, 2003 Amount (millions of yen)		Composition Ratio (%)
Assets:										
I Current assets										
1 Cash in hand and at banks	*1	54,018			50,807			50,852		
2 Direct cash loans to customers	*1.2.6	1,755,112			1,653,801			1,675,625		
3 Installment receivables		-			171			50		
4 Inventories		212			251			236		
5 Short-term loans receivable		49,089			49,998			77,086		
6 Deferred income tax assets		37,020			47,293			36,139		
7 Other current assets		38,050			43,177			40,003		
8 Allowance for credit losses		-129,386			-163,309			-127,572		
Total current assets			1,804,117	88.7		1,682,188	87.9		1,752,418	88.7
II Fixed assets										
1 Tangible fixed assets	*5									
(1) Land	*1	40,279			40,279			40,279		
(2) Other tangible fixed assets	*1	20,641			19,175			20,206		
Total tangible fixed assets		60,920			59,454			60,485		
2 Intangible fixed assets		4,310			5,368			5,184		
3 Investments and other assets										
(1) Investments in subsidiaries and ffiliates	*1	-			97,858			97,858		
(2) Other investments and assets	*1	163,875			69,575			59,796		
Total investments and other assets		163,875			167,433			157,654		
Total fixed assets			229,106	11.3		232,255	12.1		223,323	11.3
Total assets			2,033,223	100.0		1,914,443	100.0		1,975,741	100.0

Item of accounts	Note	Previous Interim Period as of Sept. 30, 2002 Amount (millions of yen)		Composition Ratio (%)	Current Interim Period as of Sept. 30, 2003 Amount (millions of yen)		Composition Ratio (%)	Previous Fiscal Year as of Mar.31, 2003 Amount (millions of yen)		Composition Ratio (%)
Liabilities:										
I Current Liabilities										
1 Short-term borrowings		33,650			28,750			28,750		
2 Current maturities of bonds		-			30,000			30,000		
3 Current portion of long-term borrowings	*1	246,652			204,264			258,002		
4 Accrued income taxes		59,667			40,751			69,621		
5 Allowance for bonuses		1,060			1,049			1,156		
6 Other current liabilities		16,640			16,323			17,638		
Total Current Liabilities			357,670	17.6		321,136	16.8		405,167	20.5
II Fixed liabilities										
1 Bonds		264,934			292,934			254,934		
2 Long-term borrowings	*1	541,931			411,198			446,197		
3 Allowance for retirement benefits of employees		1,971			2,107			2,002		
4 Allowance for retirement benefits of directors and corporate auditors		287			323			321		
5 Other fixed liabilities		34,531			20,903			29,640		
Total fixed liabilities			843,655	41.5		727,464	38.0		733,094	37.1
Total liabilities			1,201,326	59.1		1,048,601	54.8		1,138,261	57.6

Item of accounts	Note	Previous Interim Period as of Sept. 30, 2002 Amount (millions of yen)		Composition Ratio (%)	Current Interim Period as of Sept. 30, 2003 Amount (millions of yen)		Composition Ratio (%)	Previous Fiscal Year as of Mar.31, 2003 Amount (millions of yen)		Composition Ratio (%)
Shareholders' Equity:										
I Common stock			30,477	1.5		30,478	1.6		30,478	1.5
II Capital surplus										
1 Additional paid-in capital		52,263			52,263			52,263		
Total capital surplus			52,263	2.6		52,263	2.7		52,263	2.7
III Retained earnings										
1 Legal reserve		7,619			7,619			7,619		
2 General reserve		681,960			761,961			681,961		
3 Unappropriated retained earnings		66,138			47,209			99,766		
Total retained earnings			755,718	37.2		816,789	42.6		789,346	40.0
IV Net unrealized gains on investments in securities			-5,961	-0.3		-727	-0.0		-11,403	-0.6
V Treasury stock			-600	-0.0		-32,961	-1.7		-23,203	-1.2
Total shareholders' equity			831,897	40.9		865,843	45.2		837,480	42.4
Total liabilities and shareholders' equity			2,033,223	100.0		1,914,443	100.0		1,975,741	100.0

(2) Non-Consolidated Statements of Income

Item of accounts	Note	Previous Interim Period from Apr.1 to Sept. 30, 2002 Amount (millions of yen)		Composition Ratio (%)	Current Interim Period from Apr. 1 to Sept. 30, 2003 Amount (millions of yen)		Composition Ratio (%)	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 Amount (millions of yen)		Composition Ratio (%)
I Operating revenues										
Interest income on direct cash loans			213,099			193,373			409,716	
Commissions earned			-			13			3	
Other financial income			116			38			197	
Other operating income			4,655			4,429			9,170	
Total operating revenues			217,872	100.0		197,852	100.0		419,086	100.0
II Operating expenses										
Financial expenses			13,281			11,227			25,374	
Other operating expenses	*1		116,852			133,557			233,708	
Total operating expenses			130,134	59.7		144,784	73.2		259,082	61.8
Operating income			87,737	40.3		53,069	26.8		160,004	38.2
III Non-operating income	*2		16,360	7.5		15,457	7.8		25,082	6.0
IV Non-operating expenses	*3		1,543	0.7		1,356	0.7		2,265	0.6
Ordinary income			102,554	47.1		67,169	33.9		182,821	43.6
V Extraordinary income			-	-		9	0.0		30	0.0
VI Extraordinary losses	*4		338	0.2		149	0.1		1,271	0.3
Income before income taxes			102,215	46.9		67,028	33.8		181,580	43.3
Corporate taxes, inhabitants taxes and enterprise taxes		57,879			43,602			95,302		
Deferred income tax expenses		-9,228	48,650	22.3	-11,255	32,347	16.3	-8,274	87,028	20.8
Net income			53,565	24.6		34,682	17.5		94,552	22.5
Retained earnings brought forward			12,060			12,527			12,061	
Retained earnings transferred from subsidiaries merged into the Company			512			-			513	
Interim dividend			-			-			7,360	
Unappropriated retained earnings at the end of the interim period (fiscal year)			66,138			47,209			99,766	

Significant Accounting Policies for Interim Non-Consolidated Financial Statements

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
1.Valuation and computation of significant assets (1) Valuation of securities Held-to-maturity securities: Cost based on the amortization method. (The straight-line method) Investments in subsidiaries and affiliates: Cost as determined by the moving average method. Other securities Where there is a market quotation; Market value as determined by the quoted price at the end of the interim period. The difference between the acquisition cost and the market value, netted of the related income taxes, is included directly in shareholders' equity, and the cost of securities sold is computed using the moving average method. Where there is no market quotation; Cost as determined by the moving average method. (2) Valuation of inventories Cost based on the last purchase price method	**1.Valuation and computation of significant assets** (1) Valuation of securities Held-to-maturity securities: The same as the previous interim period Investments in subsidiaries and affiliates: The same as the previous interim period Other securities Where there is a market quotation; The same as the previous interim period Where there is no market quotation; The same as the previous interim period (2) Valuation of inventories The same as the previous interim period	**1.Valuation and computation of significant assets** (1) Valuation of securities Held-to-maturity securities: Cost based on the amortization method. (The straight-line method) Investments in subsidiaries and affiliates: Cost determined by the moving average method. Other securities Where there is a market quotation; Market value as determined by the quoted price at the end of the fiscal year. The difference between the acquisition cost and the market value, netted of the related income taxes, is included directly in shareholders' equity, and cost of securities sold is computed using the moving average method. Where there is no market quotation; Cost as determined by the moving average method. (2) Valuation of inventories Cost based on the last purchase price method
2. Depreciation of the fixed assets (1) Tangible fixed assets Depreciation is mainly computed on the declining-balance method at rates based on the estimated useful lives of assets, except that the depreciation method for buildings (excluding auxiliary facilities attached to buildings), which were acquired on or after April 1, 1998, is the straight-line method. The range of useful lives is from 10 to 50 years for buildings and structures and from 6 to 15 years for equipment, furniture and fixtures. (2) Intangible fixed assets Software costs for internal use are amortized on the straight-line method over 5 years which is the estimated useful life. Other intangible fixed assets are amortized on the straight-line method.	**2. Depreciation of the fixed assets** (1) Tangible fixed assets The same as the previous interim period (2) Intangible fixed assets The same as the previous interim period	**2. Depreciation of the fixed assets** (1) Tangible fixed assets Depreciation is mainly computed on the declining-balance method at rates based on the estimated useful lives of assets, except that the depreciation method for buildings (excluding auxiliary facilities attached to buildings), which were acquired on or after April 1, 1998, is the straight-line method. The range of useful lives is from 10 to 50 years for buildings and structures and from 6 to 15 years for equipment, furnitures and fixtures. (2) Intangible fixed assets Software costs for internal use are amortized on the straight-line method over 5 years which is the estimated useful life. Other intangible fixed assets are amortized on the straight-line method.

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period From Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
3. Basis of calculating allowances (1) Allowance for credit losses In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage based on all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for credit losses thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period. Change in accounting method; Prior to April 1, 2002, the historical rate of default as a basis for the allowance for loans (including delinquent loans past due 30 days or less) was calculated based on the write-offs resulting from personal bankruptcy of customers. Further, with respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was based on individual assessment of collectibility of each such loan. Effective from the current interim period, the Company changed its calculation method of allowance for credit losses. The allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) was calculated using an actual percentage of all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was recorded at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period.	**3. Basis of calculating allowances** (1) Allowance for credit losses In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage based on all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for credit losses thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period.	**3. Basis of calculating allowances** (1) Allowance for credit losses In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage based on all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for credit losses thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period. Change in accounting method; Prior to April 1, 2002, the historical rate of default as a basis for the allowance for loans (including delinquent loans past due 30 days or less) was calculated based on the write-offs resulting from personal bankruptcy of customers. Further, with respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was based on individual assessment of collectibility of each such loan. Effective from the current fiscal year, the Company changed its calculation method of allowance for credit losses. The allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) was calculated using an actual percentage of all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was recorded at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period.

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period From Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
This change in the calculation method was made to more accurately reflect the credit risk of direct cash loans and the recent trend in loan write-offs in the Company's financial statements. Such refinement was made possible by enhancements to the Company's management information system that allowed the Company's management to control its credit risk using the credit risk ratings for direct cash loans. The Company upgraded its management information system in response to increased credit risk exposure resulting from the long-lasting recession. Due to this change in the calculation method, "operating income", "ordinary income" and "income before income taxes" for the current interim period increased by 6,817 million yen, respectively, as compared with the amounts which would have been reported if the previous method had been applied consistently.		This change in the calculation method was made to more accurately reflect the credit risk of direct cash loans and the recent trend in loan write-offs in the Company's financial statements. Such refinement was made possible by enhancements to the Company's management information system that allowed the Company's management to control its credit risk using the credit risk ratings for direct cash loans. The Company upgraded its management information system in response to increased credit risk exposure resulting from the long-lasting recession. Due to this change in the calculation method, "operating income", "ordinary income" and "income before income taxes" for the current fiscal year increased by 9,408 million yen, respectively, and "net income" increased by 5,475 million yen, as compared with the amounts which would have been reported if the previous method had been applied consistently.

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
(2) Allowance for bonuses In providing for bonuses payable to employees, the Company records an allowance for current interim period portion thereof based on the expected payment of bonuses for employees.	(2) Allowance for bonuses The same as the previous interim period	(2) Allowance for bonuses In providing for bonuses payable to employees, the Company records an allowance for current fiscal year portion thereof based on the expected payment of bonuses for employees
(3) Allowance for retirement benefits of employees The Company records an allowance for retirement benefits based on projected benefit obligations and pension fund assets as at the balance sheet date. Actuarial gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.	(3) Allowance for retirement benefits of employees The same as the previous interim period	(3) Allowance for retirement benefits of employees The Company records an allowance for retirement benefits based on projected benefit obligations and pension fund assets as at the balance sheet date. Actuarial gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.
(4) Allowance for directors' and corporate auditors' retirement benefits The Company records an allowance for directors' and corporate auditors' retirement benefits at the amount that would be payable if directors and corporate auditors retired at the end of the interim period in accordance with the Company's internal rules	(4) Allowance for directors' and corporate auditors' retirement benefits The same as the previous interim period	(4) Allowance for directors' and corporate auditors' retirement benefits The Company records an allowance for directors' and corporate auditors' retirement benefits at the amount that would be payable if directors and corporate auditors retired at the end of the fiscal year in accordance with the Company's internal rules
4. Accounting for deferred charges Bond issue costs are expensed as incurred.	**4. Accounting for deferred charges** The same as the previous interim period	**4. Accounting for deferred charges** Bond issue costs are expensed as incurred.
5. Accounting for lease transactions Finance leases, other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to operating leases.	**5. Accounting for lease transactions** The same as the previous interim period	**5. Accounting for lease transactions** Finance leases, other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to operating leases

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
6. Accounting for hedging activities The Company uses financial derivative transactions to reduce its exposure to market risks from fluctuations in interest rates and foreign currency exchange rates related to borrowings and bonds. Interest swap transactions, currencies and interest swap transactions and interest-rate cap contracts were accounted for using the special treatment of hedge accounting for interest swaps allowed under the Japanese GAAP.	**6. Accounting for hedging activities** The Company uses financial derivative transactions to reduce its exposure to market risks from fluctuations in interest rates and foreign currency exchange rates related to borrowings and bonds. Interest swap transactions and currencies and interest swap transactions were accounted for using the special treatment of hedge accounting for interest swaps allowed under the Japanese GAAP.	**6. Accounting for hedging activities** The Company uses financial derivative transactions to reduce its exposure to market risks from fluctuations in interest rates and foreign currency exchange rates related to borrowings and bonds. Interest swap transactions, currencies and interest swap transactions and interest-rate cap contracts were accounted for using the special treatment of hedge accounting for interest swaps allowed under the Japanese GAAP.
7. Other significant accounting policies for the preparation of interim financial statements (1) Basis of recognition of interest income on direct cash loans Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loan or the maximum rate permitted by the Interest Rate Restriction Law, whichever is lower. (2) Accounting treatment of consumption tax Transactions subject to consumption tax are stated at the amount which includes the related consumption tax.	**7. Other significant accounting policies for the preparation of interim financial statements** (1) Basis of recognition of interest income on direct cash loans The same as the previous interim period (2) Accounting treatment of consumption tax The same as the previous interim period	**7. Other significant accounting policies for the preparation of financial statements** (1) Basis of recognition of interest income on direct cash loans Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loan or the maximum rate permitted by the Interest Rate Restriction Law, whichever is lower. (2) Accounting treatment of consumption tax Transactions subject to consumption tax are stated at the amount which includes the related consumption tax.

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period From Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
(3) -	(3) -	(3) Accounting for Treasury Stock and Reversal of Additional Paid –in Capital and Legal Reserve, etc. From the current fiscal year, the Company has adopted "Accounting Standard for Treasury Stock and Reversal of Additional Paid-in Capital and Legal Reserve, etc."(Statement of Accounting Standard Board of Japan No.1) The adoption of this new standard has insignificant impact on the income or loss of the current fiscal year. Owing to the revision to the regulation for the preparation of the financial statements, etc., the section of shareholders' equity of the balance sheets has been prepared in accordance with the revised regulation.
(4) -	(4) -	(4) Statistics per Share From the current fiscal year, the Company has adopted "Accounting Standard for Net Income per Share" (Statement of Accounting Standard Board of Japan No.2) and "The Guidance for Implementation of the Accounting Standard for Net Income per Share" (The Guidance for implementation of Statement of Accounting Standard Board of Japan No.4). The impact of adoption of this new standard is stated in the "Footnotes to Statistics per Share".

Reclassification

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003
-	"Investments in subsidiaries and affiliates", which had been included in "investments and other assets" up until the previous fiscal year, was disclosed separately effective from the current interim period, because the balance of "investments in subsidiaries and affiliates" as of the end of the current interim period exceeded 5% of total assets as of that date. "Investments in subsidiaries and affiliates" included in "investments and other assets" as of the end of the previous interim period was 97,858 million yen.

Additional Information

Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
Accounting for Treasury Stock and Reversal of Additional Paid – in Capital and Legal Reserve, etc. From the current interim period, the Company has adopted "Accounting Standard for Treasury Stock and Reversal of Additional Paid-in Capital and Legal Reserve, etc."(Statement of Accounting Standard Board of Japan No.1) This has affected the income or loss of the current interim period insignificantly. Owing to the revision to the regulation for the preparation of the interim financial statements, etc., the section of shareholder's equity of the balance sheets has been prepared in accordance with the revised regulation. Treasury stock included in "Other current assets" in the section of current assets up until the previous interim period was accounted for as "Treasury stock" in the last section of shareholders' equity effective from the current interim period to be deducted from shareholders' equity. The outstanding balance of it as of the end of the previous interim period was 0 million yen.	-	-

Footnotes to Non-Consolidated Balance Sheets

Items	Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar. 31, 2003
*1. The assets pledged as security and the corresponding secured liabilities are as follows:			
Pledged assets			
	(millions of yen)	(millions of yen)	(millions of yen)
Cash in hand and at banks	-	1,652	1,653
Direct cash loans	367,117	365,352	379,549
Land	19,151	19,151	19,151
Other tangible fixed assets	6,009	5,616	5,821
Investments in securities	11,260	10,719	6,557
Total	403,538	402,490	412,731
Secured liabilities	(millions of yen)	(millions of yen)	(millions of yen)
Current portion of long-term borrowings	77,890	42,217	55,619
Long-term borrowings	256,761	232,545	247,503
Total	334,651	274,761	303,122
	In addition to the above, direct cash loans of 7,539 million yen may be pledged as collateral for the long-term borrowings of 3,717 million yen, including the current portion thereof, upon requests from financial institutions. Investments in affiliated companies of 15 million yen are subject to purchase options by certain contracts.	In addition to the above, direct cash loans of 12,742 million yen may be pledged as collateral for the long-term borrowings of 11,053 million yen, including the current portion thereof, upon requests from financial institutions. Investments in affiliated companies of 15 million yen are subject to purchase options by certain contracts.	In addition to the above, direct cash loans of 3,315 million yen may be pledged as collateral for the long-term borrowings of 2,280 million yen, including the current portion thereof, upon requests from financial institutions. Investments in affiliated companies of 15 million yen are subject to purchase options by certain contracts.
*2. The total outstanding balance of unsecured loans to individuals included in direct cash loans to customers	1,755,112 million yen	1,653,801 million yen	1,675,625 million yen

Items	Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar. 31, 2003
3. Commitment of direct cash loans	Regarding direct cash loans, once a credit limit has been established for a customer, the customer may access his or her credit line on a revolving basis. 480,160 million yen concerned the contract stated above is unused and 300,445 million yen, which is for the customers whose balance is zero at the end of the interim period is included in it. The credit line of a customer is either increased or decreased by the Company at its discretion based on the credit capacity of the customer. The Company believes that the total unused balance of each customer's credit line does not significantly affect the Company's cash flows in the future.	Regarding direct cash loans, once a credit limit has been established for a customer, the customer may access his or her credit line on a revolving basis. 477,995 million yen concerned the contract stated above is unused and 303,802 million yen, which is for the customers whose balance is zero at the end of the interim period, is included in it. The credit line of a customer is either increased or decreased by the Company at its discretion based on the credit capacity of the customer. The Company believes that the total unused balance of each customer's credit line does not significantly affect the Company's cash flows in the future.	Regarding direct cash loans, once a credit limit has been established for a customer, the customer may access his or her credit line on a revolving basis. 482,222 million yen concerned the contract stated above is unused and 306,390 million yen, which is for the customers whose balance is zero at the end of the fiscal year, is included in it. The credit line of a customer is either increased or decreased by the Company at its discretion based on the credit capacity of the customer. The Company believes that the total unused balance of each customer's credit line does not significantly affect the Company's cash flows in the future.
4. Commitment of long-term borrowings	The Company borrows long-term funds under committed lines of credit. The Company has available committed lines of credit equal to 150,000 million yen and Yen equivalent of US$1,000 million, respectively. At the end of the interim period, the Company's outstanding balances under the committed lines of credit were 162,941 million yen in total and remaining unused portion was 20,070 million yen and Yen equivalent of US$750 million, respectively.	The Company borrows long-term funds under committed lines of credit. The Company has available committed lines of credit equal to 150,000 million yen and Yen equivalent of US$1,000 million, respectively. At the end of the interim period, the Company's outstanding balances under the committed lines of credit were 129,929 million yen and Yen equivalent of US$250 million in total and remaining unused portion was 20,071 million yen and Yen equivalent of US$750 million, respectively.	The Company borrows long-term funds under committed lines of credit. The Company has available committed lines of credit equal to 150,000 million yen and Yen equivalent of US$1,000 million, respectively. At the end of the fiscal year, the Company's outstanding balances under the committed lines of credit were 129,929 million yen and Yen equivalent of US$250 million in total and remaining unused portion was 20,071 million yen and Yen equivalent of US$750 million, respectively.
*5. Accumulated depreciation for tangible fixed assets	30,804 million yen	33,056 million yen	32,118 million yen

Items	Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar. 31, 2003
*6. Delinquent loans receivable			
Loans to bankrupt borrowers	- million yen Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.	1,399 million yen Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.	- million yen Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.
Delinquent loans	- million yen Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.	- million yen Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.	- million yen Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.
Delinquent loans past due three months or more	75,615 million yen Delinquent loans past due three months or more are loans which are delinquent for three months or more from the due date of interest or principal under the term of the related loan agreements and do not include loans to bankrupt borrowers and delinquent loans.	101,544 million yen Delinquent loans past due three months or more are loans which are delinquent for three months or more from the due date of interest or principal under the term of the related loan agreements and do not include loans to bankrupt borrowers and delinquent loans.	78,217 million yen Delinquent loans past due three months or more are loans which are delinquent for three months or more from the due date of interest or principal under the term of the related loan agreements and do not include loans to bankrupt borrowers and delinquent loans.

Items	Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar. 31, 2003
Restructured loans	84,385 million yen (76,569) Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment and do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more. The loans classified as restructured loans include loan receivables current or less than 31 days past due, of which the amount is indicated in the parenthesis as above.	98,837 million yen (91,885) Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more. The loans classified as restructured loans include loan receivables current or less than 31 days past due, the amount of which is indicated in the parenthesis as above.	90,333 million yen (82,805) Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more. The loans classified as restructured loans include loan receivables current or less than 31 days past due, the amount of which is indicated in the parenthesis as above.

Footnotes to Non-Consolidated Statements of Income

Items	Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
*1. Depreciation			
Tangible fixed assets	1,317 million yen	1,326 million yen	2,837 million yen
Intangible fixed assets	587	493	874
*2. Main items of non-operating income			
Interest income on securities	- mllion yen	- mllion yen	297 million yen
Dividends income	353	82	388
Insurance dividends	-	-	427
Profit on investments in partnerships	15,396	15,186	23,261
*3. Main items of non-operating expenses			
Bond issue costs	252 million yen	64 million yen	514 million yen
Foreign exchange losses	1,192	1,023	1,470
Loss on disposal of fixed assets	-	248	136
*4. Main items of extraordinary losses			
Loss on devaluation of investments in securities	274 million yen	130 million yen	1,231 million yen
5. Basis for classification of financial income and expenses on the statements of income	(1) Financial income stated as operating revenues Include all financial income excluding dividends and interest income from affiliated companies and excluding dividends and interest and so forth received on investments in securities. (2) Financial expenses Include all financial expenses by the Company engaged in financial services, other than interest payable which has no relationship with operating revenues.	(1) Financial income stated as operating revenues The same as the previous interim period. (2) Financial expenses The same as the previous interim period.	(1) Financial income stated as operating revenues Include all financial income excluding dividends and interest income from affiliated companies and excluding dividends and interest and so forth received on investments in securities. (2) Financial expenses Include all financial expenses by the Company engaged in financial services, other than interest payable which has no relationship with operating revenues.

Footnotes to Lease Transactions

Items	Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.	1. Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets. Other tangible fixed assets Acquisition cost 12,207 million yen Accumulated depreciation 7,646 million yen Net book value of the leased assets 4,560 million yen Note: Equivalent of acquisition cost included the portion of interest thereon, as the outstanding lease fee payable is insignificant compared to the balances of tangible fixed assets. 2. Outstanding lease fee payable Due within one year: 1,952 million yen Due over one year 2,608 million yen Total 4,560 million yen Note: Outstanding future lease fee payable included the portion of interest thereon, as the outstanding lease fee payable is insignificant compared to the balances of tangible fixed assets.	1. Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets. Other tangible fixed assets Acquisition cost 8,907 million yen Accumulated depreciation 5,774 million yen Net book value of the leased assets 3,135 million yen Note: The same as the previous interim period 2. Outstanding lease fee payable Due within one year: 1,509 million yen Due over one year 1, 626 million yen Total 3,135 million yen Note: The same as the previous interim period	1. Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets. Other tangible fixed assets Acquisition cost 11,917 million yen Accumulated depreciation 7,787 million yen Net book value of the leased assets 4,130 million yen Note: Equivalent of acquisition cost included the portion of interest thereon, as the outstanding lease fee payable is insignificant compared to the balances of tangible fixed assets. 2. Outstanding lease fee payable Due within one year: 1,827 million yen Due over one year 2, 303 million yen Total 4,130 million yen Note: Outstanding future lease fee payable included the portion of interest thereon, as the outstanding lease fee payable is insignificant compared to the balances of tangible fixed assets.

Items	Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
	3. Lease fee and equivalent of depreciation Lease fee and equivalent of depreciation 1,288 million yen 4. Method of calculation of equivalent of depreciation Calculated by using the straight-line method, assuming that the lease period is the useful life of the asset and a residual value is zero.	3. Lease fee and equivalent of depreciation Lease fee and equivalent of depreciation 1,025 million yen 4. Method of calculation of equivalent of depreciation The same as the previous interim period.	3. Lease fee and equivalent of depreciation Lease fee and equivalent of depreciation 3,106 million yen 4. Method of calculation of equivalent of depreciation Calculated by using the straight-line method, assuming that the lease period is the useful life of the asset and a residual value is zero.

Footnotes to Marketable Securities

There were no investments in subsidiaries and affiliates with market quotation at the ends of the previous interim period, the current interim period and the previous fiscal year.

Footnotes to Statistics per Share

Previous Interim Period from Apr.1 to Sept. 30, 2002	Current Interim Period From Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
Net assets per share; 5,651.31 yen Net income per share; 363.68 yen Net income per share -diluted was not indicated as the Company had neither stock warrant nor convertible bonds. (Additional information) From the current interim period, the Company has adopted "The Accounting Standard for Net Income per Share" (Statement of Accounting Standard Board of Japan No.2) and "The Guidance for Implementation of the Accounting Standard for Net Income per Share" (Guidance for Implementation of Statement of Accounting Standard Board of Japan No.4). This has insignificant impacts.	Net assets per share; 6,095.33 yen Net income per share; 242.59 yen Net income per share -diluted 238.79 yen	Net assets per share; 5,836.42 yen Net income per share; 646.86 yen Net income per share -diluted was not indicated as the Company had neither stock warrant nor convertible bonds. From the current fiscal year, the Company has adopted "The Accounting Standard for Net Income per Share" (Statement of Accounting Standard Board of Japan No.2) and "The Guidance for Implementation of the Accounting Standard for Net Income per Share" (Guidance for Implementation of Statement of Accounting Standard Board of Japan No.4). Statistics per share of the previous fiscal year calculated based on the new accounting standard and its implementation guidance above stated are as follows; Net assets per share; 5,325.24 yen Net income per share; 441.50 yen Net income per share -diluted for the previous fiscal year based on the new standard was not indicated as the Company had neither stock warrant nor convertible bonds.

Note: Basis for calculating net income per share and net income per share -diluted is as follows;

(millions of yen)

	Previous Interim Period from Apr. 1 to Sept. 30, 2002	Current Interim Period from Apr. 1 to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
Net income per share			
Net income for the interim period (the fiscal year)	53,565	34,682	94,552
Net income not available to common shareholders	-	-	65
(including bonuses to directors)	-	-	(65)
Net income for common stock	53,565	34,682	94,487
Average number of shares outstanding during the current interim period (fiscal year) (unit: 1,000 shares)	147,282	142,961	146,070

	Previous Interim Period from Apr. 1, to Sept. 30, 2002	Current Interim Period from Apr. 1, to Sept. 30, 2003	Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003
Net income per share -diluted			
Adjustments to net income	-	-	-
Number of increase in common stocks (unit: 1,000 shares)	-	2,279	-
(including number of increase in common stocks by exercise of warrants) (unit : 1,000 shares)	-	(2,279)	-

Subsequent events

None

2. Actual Operating Results

(1) Break-down of Operating Revenues

Source of revenues		Previous Interim Period from Apr. 1 to Sept. 30, 2002		Current Interim Period from Apr. 1 to Sept. 30, 2003		Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003	
		Amount (millions of yen)	Composition Ratio (%)	Amount (millions of yen)	Composition Ratio (%)	Amount (millions of yen)	Composition Ratio (%)
Interest income on direct cash loans	Unsecured loans	213,099	97.8	193,373	97.8	409,716	97.8
Commissions earned	Credit card	-	-	13	0.0	3	0.0
Other financial income	Interest on bank deposits	81	0.1	35	0.0	148	0.0
	Interest on loans other than direct cash loans	35	0.0	3	0.0	49	0.0
	Sub-total	116	0.1	38	0.0	197	0.0
Other operating income	Collection from bad debts previously written-off	4,219	1.9	3,967	2.0	8,277	2.0
	Real estate rent	426	0.2	448	0.2	882	0.2
	Others	9	0.0	14	0.0	11	0.0
	Sub-total	4,655	2.1	4,429	2.2	9,170	2.2
Total		217,872	100.0	197,852	100.0	419,086	100.0

Note: "Others" in other operating income consist mainly of fees receivable.

(2) Other Highlights Data

Items	Previous Interim Period as of Sept. 30, 2002	Current Interim Period as of Sept. 30, 2003	Previous Fiscal Year as of Mar. 31, 2003
Outstanding direct cash loans to customers (millions of yen)	1,755,112	1,653,801	1,675,625
Unsecured loans	1,755,112	1,653,801	1,675,625
Secured loans	-	-	-
Installment receivables (millions of yen)	-	171	50
Number of customer accounts	2,929,398	2,761,248	2,814,665
Unsecured loans	2,929,398	2,761,248	2,814,665
Secured loans	-	-	-
Number of credit card membership member	-	125,232	64,014
Number of branch	1,886	1,891	1,892
Manned branch	529	528	529
Unmanned branch	1,356	1,362	1,362
Internet Yen shop	1	1	1
Number of unmanned loan contract machines (Yen-musubi machines)	1,886	1,891	1,892
Number of cash dispensers and ATMs	33,297	34,619	33,662
Owned	2,075	2,036	2,081
Other available ATM by on-line network	31,222	32,583	31,581
Number of employees	3,430	3,416	3,360
Write-offs (millions of yen)	40,700	48,848	111,277
Allowance for credit losses (millions of yen)	129,386	163,309	127,572

3. Dividends per share

(yen)

	Interim Dividend for Previous Interim Period ended Sept. 30, 2002	Interim Dividend for Current Interim Period ended Sept. 30, 2003	Annual Dividend for Previous Fiscal Year ended Mar. 31, 2003
Dividends per share	50.00	50.00	100.00
(Special dividends)	-	-	-